

Healthpeak
PROPERTIES

2020
Annual Meeting
and Proxy Statement

Who We Are

Healthpeak Properties, Inc., an S&P 500 company, invests in real estate serving the healthcare industry in the United States. We are headquartered in Irvine, California, with offices in Nashville, Tennessee and San Francisco, California.

Investment Grade

Strong Balance Sheet

S&P: BBB+ (Stable)
Moody's: Baa1 (Stable)
Fitch: BBB+ (Stable)

Scale

665 Properties[1]

$24 Billion in Enterprise Value[2]
$17 Billion in Market Cap[2]

Diversified

Balanced Portfolio[1]

21 million sq. ft. Medical Office
10 million[3] sq. ft. Life Science
27,000[4] Senior Housing units

Established

34 Years as a Public Company

Member of S&P 500
4.5% Dividend Yield[5]

[1] Property and portfolio metrics as of December 31, 2019.
[2] Based on Healthpeak's common stock outstanding and stock price of $32.83 on March 2, 2020 and, in the case of enterprise value, total consolidated debt and Healthpeak's share of unconsolidated joint venture debt as of December 31, 2019.
[3] Pro-forma to reflect the acquisition of The Post, which was announced in the first quarter of 2020, and our active development pipeline (including 101 CambridgePark Drive).
[4] Pro-forma to reflect the 2019 Brookdale Transaction which closed on January 31, 2020, the Senior Housing Joint Venture and certain other previously announced transactions. See Appendix A for a reconciliation of the financial metrics presented herein to U.S. generally accepted accounting principles ("GAAP").
[5] Based on Healthpeak's common stock outstanding and stock price of $32.83 on March 2, 2020 and quarterly cash dividend of $0.37 per share.

Primary Portfolio Segments



HEALTHONE, THE MEDICAL CENTER OF AURORA — AURORA, CO



THE COVE AT OYSTER POINT SOUTH SAN FRANCISCO, CA



OAKMONT MARINER POINT — ALAMEDA, CA

Medical Office

Outpatient services and specialist doctor visits are performed more efficiently in a medical office setting

Life Science

New and innovative drugs, treatments and healthcare medical devices are developed in our life science properties

Senior Housing

Senior housing communities offer daily living assistance, social activities and coordination with outside healthcare providers

Our Strategy

Our primary goal is to increase stockholder value through stable growth in earnings, cash flow and dividends over the long term. Our investment strategy is based on three principles — **opportunistic investing, portfolio diversification and attractive financing.** The four cornerstones of our strategy are to:



Own a high-quality, diversified private-pay healthcare portfolio in the three core business lines of Life Science, Medical Office and Senior Housing. We expect growth in each of these three business lines will be driven by the powerful demographic growth for US healthcare as a result of the aging baby boomers.



Maintain a **low cost of capital** and **strong credit ratings**. We aim to keep a BBB+/Baa1 balance sheet that can successfully sustain itself through the inevitable industry cycles.



Partner with leading operators, health systems and tenants. We pride ourselves on having a positive reputation in the industry, resulting in Healthpeak being a partner of choice.



Maintain a **people-first culture** that attracts, develops and retains top-tier talent.

Cypress Village (Jacksonville, FL)

Letter from Our Board of Directors

The Shore at Sierra Point
(San Francisco, CA)
(Artist Rendering)

2019 GOVERNANCE HIGHLIGHTS

Appointed
NEW INDEPENDENT DIRECTOR
Sara Grootwassink Lewis

Added
ONE-YEAR POST-VESTING HOLDING PERIOD FOR ALL EXECUTIVE EQUITY AWARDS

Adopted
POLICY ELIMINATING TAX GROSS-UP PAYMENTS FOR EXECUTIVE PERQUISITES

Dear Stockholders,

As members of the Board of Directors, we thank you for your continued investment in Healthpeak. We are committed to governing Healthpeak in a prudent and transparent manner, with the goal of creating long-term value for you. Our responsibility is to proactively oversee Healthpeak's business strategy, corporate governance and executive compensation, among other things, on your behalf. We are pleased to share with you the results of our efforts over the past year.

Business Repositioning

In 2019, we changed the name of our company to Healthpeak Properties, Inc. Changing our name represents the culmination of our efforts over the last several years to reposition and optimize our strategy, team, portfolio and balance sheet. As an innovative company at the forefront of providing high-quality real estate to the evolving health care industry, we are well-positioned to deliver value to our shareholders, customers, and employees.

We substantially completed our portfolio repositioning and operator transitions, leaving us with a high-quality and balanced portfolio designed to maximize long-term growth while reducing short-term volatility. Capital recycling and refinancing activities strengthened our balance sheet, which was recognized with our credit rating upgrades in 2019.

We are actively engaged in the real estate market, sourcing and executing on investments in our core segments that offer attractive risk-adjusted returns and strong growth profiles. Finally, we continue to pursue the upside in each of our property segments through complementary transaction, development and redevelopment activities that we expect to generate growth over the long term.

We owe these successes to the extraordinary efforts of our management team and employees, who committed to a challenging transformation plan, worked tirelessly to execute our repositioning and rebalancing strategy that has positioned Healthpeak Properties to be able to pursue growth and opportunities. We are proud of how far we have come, and are excited about our future.

Comprehensive Board Refreshment

We continued our commitment to Board governance, refreshment and succession planning. We appointed a new Board member in 2019: Sara Grootwassink Lewis. We selected Sara because of her extensive corporate finance and capital markets experience in the REIT industry, as well as her depth of experience serving on public company boards.

In order to ensure ongoing Board refreshment, we adopted a mandatory director retirement age of 75. In accordance with this policy, Peter L. Rhein and Joseph P. Sullivan retired from our Board at the 2019 annual meeting of stockholders. As a result, over the last four years, we have refreshed over half our Board, with average director tenure decreasing from 13 years to 5 years.

ESG Leadership

Environmental, social and governance (ESG) initiatives are a critical component of our corporate responsibility and strategy.

We seek to undertake sustainability initiatives that increase long-term stockholder value. We will publish our ninth consecutive annual Sustainability Report prepared in accordance with the Global Reporting Initiative (GRI) standards and aligning with standards developed by the Sustainability Accounting Standards Board (SASB). We received numerous awards for our sustainability efforts and were included in the CDP Leadership Band and North America Dow Jones Sustainability Index for the seventh consecutive year for ESG achievements.

We also focused on our human capital management this year, with particular emphasis on the retention, engagement, satisfaction, development and diversity of our employees. We also emphasized external community engagement by donating to dozens of charitable organizations during 2019, sponsoring and participating in local community events such as the Walk to End Alzheimer's, and partnering with local charities such as the Ronald McDonald House to provide rooms for families experiencing the turmoil of an ill child.

Paying for Performance

Refinements to our executive compensation program over the past several years created significant pay-for-performance alignment in 2019.

Our short-term incentive plan, or STIP, payouts for 2019 reflect our overall strong operating performance and balance sheet metrics in 2019. Although payouts for our long-term incentive plan, or LTIP, awards in 2019 will not be measured until the end of 2021, our total stockholder return (TSR) outperformed a majority of our selected LTIP peers during 2019, reflecting positive performance and growth. Because we continuously strive to improve our executive compensation program, 2019 refinements also included adding a one-year minimum post-vesting holding period on all executive equity awards.

Looking Ahead

We continue to focus our operating and investment strategies on components that we believe are key to generating sustainable stockholder returns. We are excited about Healthpeak's future and believe we are well-positioned for long-term growth. We hope that you will attend our 2020 annual meeting of stockholders to hear first-hand about our performance and future plans. Thank you for your continued support.



Thomas M. Herzog
Chief Executive Officer, Director



Brian G. Cartwright
Independent Chairman



Christine N. Garvey
Independent Director



R. Kent Griffin, Jr.
Independent Director



David B. Henry
Independent Director



Lydia H. Kennard
Independent Director



Sara G. Lewis
Independent Director



Katherine M. Sandstrom
Independent Director

Table of Contents



New in this Proxy Statement



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Notice of Annual Meeting of Stockholders

Annual Meeting Proposals

	PROPOSALS	BOARD VOTE RECOMMENDATION	FOR FURTHER DETAILS
1	**Election** of the eight director nominees named in this proxy statement	 **FOR** each director nominee	See page 13 ▶
2	**Approval**, on an advisory basis, of our 2019 executive compensation	 **FOR**	See page 36 ▶
3	**Ratification** of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2020	 **FOR**	See page 67 ▶

Other business will be transacted as may properly come before the Annual Meeting.

Beneficial Owners

If you own shares registered in the name of a broker, bank or other nominee, please follow the instructions it provides on how to vote your shares. To vote your shares in person at the Annual Meeting, contact your broker, bank or other nominee to obtain a legal proxy giving you the right to vote the shares at the Annual Meeting, and bring the legal proxy to the Annual Meeting to demonstrate your authority to vote.

Proxy Voting

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote in person at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

By Order of the Board of Directors,

TROY E. MCHENRY
Executive Vice President, Chief Legal Officer,
General Counsel and Corporate Secretary
Irvine, California
March 12, 2020

Important Notice Regarding Internet Availability of Proxy Materials This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 ("Annual Report") are available on the Internet at www.proxyvote.com, which you can access by using the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. The materials are also available in the Investor Relations section of our website at ir.healthpeak.com. References to our website in this proxy statement are provided for convenience only and the content on our website does not constitute part of this proxy statement.

Logistics

 **Date and Time**
Thursday, April 23, 2020
8:30 a.m. Pacific Time

Record Date
Monday,
March 2, 2020

Place
Healthpeak Properties
1920 Main Street
Suite 1200
Irvine, CA 92614

Mailing Date
These proxy materials are first being mailed or made available to stockholders on or about March 12, 2020 in connection with Healthpeak Properties, Inc.'s 2020 annual meeting of stockholders (the "Annual Meeting").

How to Vote
Stockholders of Record

 **By Internet**
Visit 24/7
www.proxyvote.com

 **By Telephone**
Dial toll-free 24/7
1–800–690–6903

 **By Mail**
Complete your proxy card and cast your vote by pre-paid post

Proxy Summary

The Towers at Sierra Point (San Francisco, CA)

Our Board of Directors solicits your proxy for the Annual Meeting. This summary provides an overview of information contained in this proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.

Proposal Roadmap

PROPOSAL 1
Election of Eight Directors

Our Board unanimously recommends a vote FOR each of the eight director nominees

- Our Board believes that the eight director nominees have the qualifications to provide effective leadership, oversight and guidance.
- All of our director nominees, other than our CEO, are independent.
- All candidates are highly successful professionals with relevant skills and experience.



See
pages 13–21 ▶
for more
information

PROPOSAL 2
Approval, on an Advisory Basis, of 2019 Executive Compensation

Our Board unanimously recommends a vote FOR approval, on an advisory basis, of our 2019 executive compensation

- Independent oversight by the Compensation and Human Capital Committee (the "Compensation Committee") with advice from an independent consultant.
- Executive compensation plan aligns with our corporate strategy and helps drive long-term value for stockholders.
- Pay-for-performance alignment reflected in above-target short-term incentive plan ("STIP") payouts for exceeding overall 2019 operational performance goals and above-target performance-based long-term incentive plan ("LTIP") award payouts based on long-term total stockholder return ("TSR") outperformance for 2017–2019 relative to defined peers.



See
pages 36–66 ▶
for more
information

PROPOSAL 3
Ratification of Independent Registered Public Accounting Firm for 2020

Our Board unanimously recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020

- Significant industry and financial reporting expertise.
- The Audit Committee has considered the independence, performance and qualifications of Deloitte & Touche LLP ("Deloitte") in connection with this proposal and has determined that the retention of Deloitte continues to be in the best interests of Healthpeak.



See
pages 67–69 ▶
for more
information

Our Director Nominees

Our Board has a breadth of experience and reflects a diversity of perspectives and backgrounds. We believe the range of tenures of our director nominees creates a synergy between institutional knowledge and new viewpoints.

Snapshot of Healthpeak Director Nominees



DIVERSITY

Gender diversity — **50%** women

Racial or ethnic diversity — **NEW** **25%** racially or ethnically diverse

AGE

3 in 70s
4 in 50s
1 in 60s

TENURE

2 longer-term (greater than 10 years)
5 newer (1–5 years)
1 mid-range (6–10 years)

DIRECTOR NOMINEES	AGE	DIRECTOR SINCE	COMMITTEE MEMBERSHIP			
			AUDIT	COMPENSATION AND HUMAN CAPITAL	NOMINATING AND CORPORATE GOVERNANCE	INVESTMENT AND FINANCE
Thomas M. Herzog Chief Executive Officer, Healthpeak Properties, Inc.	57	2017				
Brian G. Cartwright INDEPENDENT Independent Chairman of the Board, Healthpeak Properties, Inc.; Former General Counsel, SEC	72	2013			● Chair	
Christine N. Garvey INDEPENDENT Former Global Head of Corporate Real Estate Services, Deutsche Bank AG	74	2007		● Chair	● Member	
R. Kent Griffin, Jr. INDEPENDENT Managing Director, PHICAS Investors; Former President, BioMed Realty Trust, Inc.	50	2018	● Chair			● Member
David B. Henry INDEPENDENT Former Vice Chairman & CEO, Kimco Realty Corporation	71	2004			● Member	● Chair
Lydia H. Kennard INDEPENDENT President and CEO, KDG Construction Consulting	65	2018	● Member	● Member		
Sara G. Lewis INDEPENDENT Founder and CEO, Lewis Corporate Advisors[1]	52	2019	● Member	● Member		
Katherine M. Sandstrom INDEPENDENT Former Senior Managing Director, Heitman LLC	51	2018	● Member	● Member		● Member

[1] Appointed to the Audit Committee and Compensation Committee in January 2020.

● Chair ● Member

Below is a summary of the primary qualifications, skills and experience of our director nominees that led our Board to conclude that the nominees are qualified to serve on our Board. For a discussion of these qualifications and why they are important to our Board, see "Proposal No. 1: Election of Directors—Director Qualifications, Skills and Experience."

SKILLS AND EXPERIENCE



RISK OVERSIGHT/MANAGEMENT — 8/8

HUMAN CAPITAL MANAGEMENT — 8/8

FINANCIAL EXPERTISE/LITERACY — 8/8

REIT/REAL ESTATE EXPERIENCE — 7/8

PUBLIC COMPANY BOARD/COMMITTEE — 7/8

INVESTMENT EXPERTISE — 7/8

PUBLIC COMPANY EXECUTIVE — 5/8

LEGAL/REGULATORY — 5/8

HEALTHCARE INDUSTRY — 2/8

Compensation Highlights

Executive Compensation Program

In response to feedback from our stockholders through investor outreach and as a result of proactive internal efforts, we have established an executive compensation program consistent with evolving best practices. In 2019, we compensated our named executive officers ("NEOs") using the following three elements of pay:

	ELEMENT	FORM	METRICS AND WEIGHTING
88% of CEO Pay is At-Risk Performance-Based Pay	**Base Salary**	Fixed Cash	Base level of competitive cash to attract and retain executive talent
	Annual Incentive Award	Performance-Based Cash	**60%** Company objective performance metrics (quantitative results) to align compensation with strategic goals
			40% individual performance (qualitative results) to reward individual initiative and achievement
	Long-Term Incentive Award	Performance Stock Units	**60%** 3-year cliff vesting based on TSR performance relative to FTSE Nareit Equity Healthcare Index (40%) and S&P 500 REIT Index (20%) to align compensation with stockholder return and retain our executives, subject to a one-year post-vesting holding period
		Restricted Stock Units	**40%** 3-year annual vesting, subject to a quantitative normalized funds from operations ("FFO") per share performance hurdle and one-year post-vesting holding period, which promotes retention and alignment with stockholder interests

Consistently Positive Say-on-Pay Results

The Compensation Committee considers our annual say-on-pay vote results in evaluating our executive compensation program. We retain an open line of communication with our investors on our compensation practices and have consistently received high say-on-pay approval percentages.

Stockholder Approval Consistency

Three consecutive years of 90%+ stockholder approval of executive compensation

92.4%

3-Year Average Stockholder Support

Pay for Performance Alignment

Our 2019 executive compensation awards reflect our commitment to aligning pay with performance. Only base salary is fixed. Short-term incentive awards remain at risk until year-end corporate and individual performance is assessed by the Compensation Committee. Long-term equity incentive awards based on relative TSR performance remain at risk until the end of the 3-year performance period, and long-term retentive awards with 3-year annual vesting are at risk and earned only upon achieving a minimum normalized FFO per share threshold in the year of grant. The below graphics illustrate the mix of 2019 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs.



CEO: 65% Long-Term Equity Award, 12% Base Salary, 23% Annual Cash Incentive — 88% AT-RISK, PERFORMANCE-BASED PAY

Average all Other NEOs: 49% Long-Term Equity Award, 21% Base Salary, 30% Annual Cash Incentive — 79% AT-RISK, PERFORMANCE-BASED PAY

ESG Highlights

Corporate Governance Best Practices

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Below are the highlights of our corporate governance practices.

- ✓ All of our Director Nominees, other than our CEO, are Independent
- ✓ Average Board Tenure of Approximately 5 Years
- ✓ Independent Chairman
- ✓ Annual Election of Directors with Majority Voting Standard
- ✓ Annual Board and Committee Self-Evaluations
- ✓ Board Diversity with 4 Female Directors, Representing 50% of the Board
- ✓ Robust Board Orientation Process

- ✓ Systematic Board Risk Oversight Process
- ✓ Codes of Conduct for Directors, Employees and Vendors
- ✓ Award-Winning Commitment to Sustainability
- ✓ Annual Standalone Sustainability Report
- ✓ Anti-Hedging, Anti-Pledging and Clawback Policies
- ✓ Robust Executive and Director Stock Ownership Guidelines
- ✓ Director Retirement Policy to Ensure Board Refreshment
- ✓ Stockholder Proxy Access Right Reflecting Market Standard Terms

Environmental and Social Highlights and Sustainable Growth

2019 Environmental and Social Highlights

We believe that environmental and social initiatives are a vital part of corporate responsibility and support our goal of increasing stockholder value. The following are some of our 2019 achievements:



ENVIRONMENTAL		SOCIAL	
224 ENERGY STAR	Cumulative Certifications	**49%**	Gender Diversity in Workforce
2.6 Million Sq. Ft.	Cumulative LEED Certified Assets	**42%**	Ethnic or Racial Diversity in Workforce

LEED®—an acronym for Leadership in Energy and Environmental Design™—and its related logo are trademarks owned by the U.S. Green Building Council® and are used with permission. Learn more at www.usgbc.org/LEED.

Science-Based Long-Term Emissions Reduction Goals `NEW`

In collaboration with Science-Based Targets Initiative, we proactively established long-term Scope 1 and Scope 2 emissions reductions targets to do our part to reduce our global footprint:



Goal: **37.5%** GHG Emissions Reduction by 2033

2019 ESG Awards and Recognition `NEW`

Our environmental, social and governance, or ESG, initiatives have earned us many accolades, and we are committed to continuing our leadership in our industry. For additional information regarding our ESG sustainability initiatives, please visit our website at healthpeak.com/corporate-responsibility.

CDP LEADERSHIP BAND Score of A- (top 10%) 2012–2019	**DJSI N. AMERICA INDEX** Constituent 2012–2019	**GRESB** Green Star Rating 2011–2019
CORPORATE RESPONSIBILITY MAGAZINE 100 Best Corporate Citizens 2019	**ETHICAL BOARDROOM** Corporate Governance Award 2019	**INVESTORS' BUSINESS DAILY** Top 50 ESG Company 2019
BLOOMBERG GENDER-EQUALITY INDEX Constituent 2019	**FTSE4GOOD INDEX** Silver Award 2019	**NAREIT DIVERSITY & INCLUSION RECOGNITION AWARD** Silver Award 2019

2019 Business Highlights

Financial Performance

$1.76
Achieved FFO as adjusted per share of $1.76[1]

5.6X
Annualized Net Debt to Adjusted EBITDAre of 5.6x for the three months ended December 31, 2019[1]

$1.4B
Raised $1.4 billion of equity

29.0%
Total stockholder return of 29.0%

$2.1B
Issued $2.1 billion of long-term senior unsecured notes with proceeds used to refinance near-term debt

$1.4B
Announced $1.4 billion of senior housing dispositions

[1] FFO as adjusted, net debt to adjusted pro-forma earnings before interest, taxes, depreciation and amortization for real estate ("Net Debt to Adjusted EBITDAre") and cash net operating income ("Cash NOI") are non-GAAP financial measures. For definitions and reconciliations of FFO as adjusted and Cash NOI to the most directly comparable GAAP measures, see the section titled "Non-GAAP Financial Measures" in our Annual Report. For the definition and reconciliation of Net Debt to Adjusted EBITDAre, please see Appendix A.

Portfolio Transformation

Our strategic transformation during the past several years has been intentional and rapid. We have made tremendous progress improving the quality of our earnings stream, diversifying our tenant concentration and reducing leverage. In 2019, our leadership team substantially completed this repositioning process. We believe we now have one of the premier portfolios in the healthcare real estate sector. The chart below shows how far we have come since we embarked on our repositioning initiatives in 2016.

WHERE WE WERE
3Q 2016[1]

10% Other
26% Skilled Nursing
14% Medical Office
15% Life Science
35% Senior Housing

WHERE WE ARE NOW
4Q 2019[2]

6% Other
34% Senior Housing
29% Medical Office
31% Life Science

	3Q 2016	WHAT WE DID	4Q 2019
MOB and Life Science[1][2]	**29%**	Through our portfolio repositioning efforts, our medical office buildings ("MOBs") and life science assets have become a more significant part of our overall portfolio. Our balanced and diversified portfolio differentiates us from our peers.	**60%**
% Private Pay	**78%**	Our portfolio is focused on medical office, life science and senior housing. We believe all three of these asset classes will benefit from compelling demographic trends without exposure to the uncertainty of government reimbursement.	**97%**
Top 3 Tenant Concentration	**54%**	We dramatically improved our tenant diversification through asset sales, acquisitions and operator transitions.	**24%**
Mezzanine Loan Investments	**$719 million**	Highly leveraged mezzanine loans unrelated to our real estate development activities do not align with our long-term strategy of generating stable cash flows. As such, we exited these investments.	**$0**
Development Pipeline	**$620 million**	We increased development spending in a disciplined way in order to capitalize on positive supply and demand fundamentals and create value over the long term.	**$1.3 billion**

[1] 3Q 2016 percentages are calculated based on 3Q 2016 Cash NOI plus interest income as reported.

[2] 4Q 2019 percentages are based on 4Q 2019 Cash NOI plus (i) interest income and (ii) our pro-rata share of Cash NOI from unconsolidated joint ventures. Percentages are pro-forma to reflect the acquisition of The Post, the Brookdale Transaction which closed on January 31, 2020, the Senior Housing Joint Venture and certain other previously announced transactions. Percentages are further adjusted to reflect acquisitions and dispositions as if they occurred on the first day of the quarter. See Appendix A for a reconciliation of the non-GAAP financial metrics presented herein.

PROPOSAL 1:
Election of Directors

Patewood Hospital (Greenville, SC)

Based on the recommendations of the Nominating and Corporate Governance Committee (the "Governance Committee"), our Board has nominated the eight directors identified on the following pages for election at the Annual Meeting to serve until the 2021 annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal. All of the nominees are current directors of the Company. Each director nominee has agreed to be named in this proxy statement and to serve, if elected.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee is unable or unwilling for good cause to serve, the proxy holders may vote their shares for a substitute nominee or for the balance of our Board, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on our Board.

Voting Standard

Majority Voting and Director Resignation Policy

Consistent with corporate governance best practices, our majority voting standard for director elections requires that a director nominee in an uncontested election receive a majority of the votes cast with respect to his or her election at the Annual Meeting (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee) to be elected to our Board. Our Board believes that the majority vote standard in uncontested elections strengthens the director nomination process and enhances director accountability.

We also have a director resignation policy in our Bylaws, which requires any nominee who fails to receive a majority of votes cast in an uncontested election to promptly submit his or her resignation. The Governance Committee would then consider the resignation and make a recommendation to our Board on whether to accept it or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for such decision, within 90 days of certification of the election results. We believe this process provides critical accountability to stockholders.

 **Our Board unanimously recommends a vote FOR each of the eight director nominees**

Director Qualifications, Skills and Experience

The Governance Committee has determined that each of our director nominees possesses the qualifications, skills and experience to effectively oversee the Company's long-term business strategy. The numbers below represent the number of our director nominees who possess each qualification, skill or experience.

Core Competencies

Our Board believes that all directors should possess certain core qualities that ensure their fitness to lead the Company, as described below. We believe that each of our directors possesses the following skills:

Strategic Oversight experience is essential to guiding our long-term business strategy.

Stockholder Advocacy supports our goals of strong Board and management accountability and alignment with stockholders' interests.

Leadership experience is important for driving positive change and developing leadership qualities in others.

Integrity and Ethics are paramount for ensuring the sound reputation and operation of the Company.

Additional Qualifications

In addition to the core competencies noted above, our Board believes that the Company will be best served by directors with a wide array of talents and perspectives to drive innovation, promote critical thinking and enhance discussion. Each of the following additional qualifications meaningfully adds to our Board's depth.

	HERZOG	CARTWRIGHT	GARVEY	GRIFFIN, JR.	HENRY	KENNARD	LEWIS	SANDSTROM	
Risk Oversight/Management Experience is critical to our Board's role in overseeing the risks facing the Company.	●	●	●	●	●	●	●	●	100%
Human Capital Management Experience is valuable in helping us attract, motivate and retain high-performing employees.	●	●	●	●	●	●	●	●	100%
Financial Expertise/Literacy is valuable in understanding and overseeing our financial reporting and internal controls.	●	●	●	●	●	●	●	●	100%
REIT/Real Estate Experience is helpful for understanding the Company's strengths and challenges specific to the real estate investment trust ("REIT") and real estate industries.	●		●	●	●	●	●	●	88%
Public Company Board/Committee Experience provides essential comparison points for operations and governance.	●	●	●	●	●	●	●		88%
Investment Expertise is important in evaluating our assets and portfolio as a whole.	●	●	●	●	●		●	●	88%
Public Company Executive Experience supports our management team through relevant advice and leadership.	●		●	●	●		●		63%
Legal/Regulatory Experience is relevant for ensuring oversight of management's compliance with U.S. Securities and Exchange Commission ("SEC"), New York Stock Exchange ("NYSE") and other regulatory requirements.		●	●	●		●	●		63%
Healthcare Industry Experience is important for understanding the Company's strengths and challenges specific to the healthcare industry.	●			●					25%

Director Nominees

Thomas M. Herzog, 57 Chief Executive Officer, Director



Professional Experience

- Healthpeak's Chief Executive Officer and a member of the Board since January 2017, Executive Vice President and Chief Financial Officer from June 2016 to December 2016, and Chief Financial Officer from April 2009 to May 2011.
- Chief Financial Officer of UDR, Inc. (NYSE: UDR), a multifamily REIT, from January 2013 to June 2016.
- Chief Financial Officer at Apartment Investment and Management Company (NYSE: AIV), a multifamily REIT, from 2005 to 2009 and Chief Accounting Officer from 2004 to 2005.
- Chief Accounting Officer & Global Controller and Finance Technical Advisor roles for GE Real Estate from 2000 to 2004.
- Deloitte & Touche LLP audit department for 10 years, including a 2-year national office assignment in the real estate group.
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2015 to 2019.

Other Current Public Company Boards

- None

DIRECTOR SINCE 2017

HEALTHPEAK COMMITTEES
None

Qualifications

Mr. Herzog brings to our Board extensive executive experience in the REIT industry gained from his leadership roles at Healthpeak and two other publicly traded REITs. His knowledge of the Company's daily operations as our Chief Executive Officer and former Chief Financial Officer, an extensive background in corporate finance and real estate transactions, as well as an industry-wide perspective, all contribute to the leadership, implementation and execution of our business strategy.

 Risk Oversight/ Management

 Public Company Executive

 Financial Expertise/ Literacy

 Investment Expertise

 REIT/Real Estate

 Public Company Board/Committee

 Healthcare Industry

 Human Capital Management

Brian G. Cartwright, 72 Independent Chairman of the Board



Professional Experience

- General Counsel of the U.S. Securities and Exchange Commission from 2006 to 2009.
- Senior Advisor at Patomak Global Partners, LLC, a regulatory consulting firm, since 2012.
- Senior Advisor at the law firm of Latham & Watkins LLP from 2009 to 2011. Partner, serving in various senior management positions, including as a member of its Executive Committee, from 1988 to 2005.
- Law clerk to Associate Justice Sandra Day O'Connor, United States Supreme Court from 1981 to 1982.
- Vice Chair of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2012.
- Former Director at Investment Technology Group (formerly NYSE: ITG), from 2016 to 2019.

Other Current Public Company Boards

- None

DIRECTOR SINCE 2013

HEALTHPEAK COMMITTEES
Governance (Chair)

Qualifications

Mr. Cartwright brings to our Board unparalleled and distinguished corporate governance, regulatory and legal experience, having previously served as General Counsel of the SEC, which provides valuable insight in his role as the Chairman of our Board. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding comprehensive issues faced by public companies. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC.

 Risk Oversight/ Management

 Legal/Regulatory

 Financial Expertise/ Literacy

 Public Company Board/Committee

 Investment Expertise

 Human Capital Management

Christine N. Garvey, 74   Independent Director



DIRECTOR SINCE 2007

HEALTHPEAK COMMITTEES
Compensation (Chair), Governance

Professional Experience
- Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004.
- Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. from 1999 to 2001.
- Group Executive Vice President at Bank of America from 1992 to 1998.
- Former Director of MUFG Americas Holdings Corporation from 2007 to 2018.
- Former Director at ProLogis, Inc. (NYSE: PLD), a REIT, and its predecessors from September 2005 to 2017.
- Former Director at MPG Office Trust, Inc. from 2008 to 2013.
- Former Director at Hilton Hotels Corporation (NYSE: HLT), from 2005 to 2007.

Other Current Public Company Boards
- Toll Brothers, Inc. (NYSE: TOL)

Qualifications
Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and committee member of other NYSE-listed companies, which provides strategic insight in her role as Chair of the Compensation Committee and a member of the Governance Committee.

⚠ Risk Oversight/ Management	🏢 Public Company Board/Committee	📈 Financial Expertise/ Literacy	👥 Public Company Executive
💰 Investment Expertise	👤 Human Capital Management	📜 Legal/Regulatory	🏠 REIT/Real Estate

R. Kent Griffin, Jr., 50   Independent Director



DIRECTOR SINCE 2018

HEALTHPEAK COMMITTEES
Audit (Chair), Investment

Professional Experience
- Managing Director of PHICAS Investors since June 2016.
- President, Chief Operating Officer and Chief Financial Officer of BioMed Realty Trust, Inc. (formerly NYSE: BMR) from March 2006 to February 2015.
- Senior Vice President, investment banking division, Raymond James & Associates, Inc. from 2003 to 2006.
- Associate, investment banking division, J.P. Morgan Securities, Inc. from 1998 to 2003.
- Auditor, Arthur Andersen, LLP from 1992 to 1997.
- Member of the Board of Advisors at Pilot Mountain Ventures.
- Chairman of the Board of Directors for Charleston Waterkeeper.

Other Current Public Company Boards
- Cousins Properties Inc. (NYSE: CUZ)

Qualifications
Mr. Griffin brings to our Board extensive real estate and corporate finance experience gained from his leadership roles, currently at PHICAS as a managing director and previously as the President, COO and CFO of BioMed Realty Trust, Inc. Mr. Griffin leverages his experience as an auditor at a major public accounting firm in his role as Chair of the Audit Committee, as well as his investment banking and corporate finance experience in his role as a member of the Investment and Finance Committee (the "Investment Committee").

⚠ Risk Oversight/ Management	🏢 Public Company Board/Committee	📈 Financial Expertise/ Literacy	👥 Public Company Executive
💰 Investment Expertise	👤 Human Capital Management	🏠 REIT/Real Estate	🩺 Healthcare Industry
📜 Legal/Regulatory			

David B. Henry, 71 Independent Director



Professional Experience
- Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT, from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. President from November 2008 to August 2014.
- Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors from 1978 to 2001.
- Director of Fairfield County Bank, a private Connecticut mutual savings bank, and Starwood Real Estate Income Trust, a non-traded REIT.
- Serves on the real estate advisory boards of New York University, Bucknell College, Baruch College and Alto Real Estate Funds.
- Co-founder and director of Peaceable Street Capital, a private specialty finance company.
- Former Vice-Chairman of the Board of Governors, National Association of Real Estate Investment Trusts (Nareit).
- Former member of the Executive Board of the Real Estate Roundtable.
- Former Trustee and Chairman of International Council of Shopping Centers (ICSC).

Other Current Public Company Boards
- Tanger Factory Outlet Centers, Inc. (NYSE: SKT)
- Columbia Property Trust (NYSE: CXP)
- VEREIT, Inc. (NYSE: VER)

DIRECTOR SINCE 2004

HEALTHPEAK COMMITTEES
Investment (Chair), Governance

Qualifications
Mr. Henry's substantial real estate investment experience gained from his management of real estate investments for significant public companies for more than 30 years, most recently as the former CEO and vice chairman of a publicly traded REIT, provides our Board with a comprehensive understanding of the REIT industry and valuable insight as Chair of the Investment Committee and a member of the Governance Committee.

 Risk Oversight/ Management	 Public Company Board/Committee	 Financial Expertise/ Literacy	 Public Company Executive
 Investment Expertise	 Human Capital Management	 REIT/Real Estate	

Lydia H. Kennard, 65 Independent Director



Professional Experience
- President and Chief Executive Officer of KDG Construction Consulting since June 2011.
- Principal of Airport Property Ventures, LLC since September 2007.
- Deputy Executive Director from 1994 to 1999 and Executive Director from 1999 to 2003 and 2005 to 2007 of Los Angeles World Airports.
- Founder and President of KDG Construction Consulting from 1980 to 1994.

Other Current Public Company Boards
- Prologis, Inc. (NYSE: PLD)
- Freeport-McMoRan, Inc. (NYSE: FCX)

DIRECTOR SINCE 2018

HEALTHPEAK COMMITTEES
Audit, Compensation

Qualifications
Ms. Kennard brings to our Board more than 30 years of executive and operational experience in real estate development and construction management. Additionally, having served on multiple company boards, she adds critical insights into operational requirements and challenges faced by public companies in her roles as a member of the Audit and Compensation Committees.

 Risk Oversight/ Management	 Financial Expertise/ Literacy	 Public Company Board/Committee	 REIT/Real Estate
 Human Capital Management	 Legal/Regulatory		

Sara G. Lewis, 52 Independent Director



Professional Experience
- Founder and Chief Executive Officer of Lewis Corporate Advisors from 2009 to 2018.
- Executive Vice President and Chief Financial Officer of Washington Real Estate Investment Trust (NYSE: WRE) from 2002 to 2009, and Managing Director, Finance and Capital Markets from 2001 to 2002.
- Vice President, Finance and Investor Relations of Corporate Office Properties Trust (NYSE: OFC) from 1999 to 2001.
- Board Leadership Fellow of National Association of Corporate Directors since 2012.
- Member of the Board of Trustees of The Brookings Institution since 2016.
- Member of the Leadership Board and Governance Working Group of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness since 2015.
- Former member of the Public Company Accounting Oversight Standing Advisory Group.
- Certified Public Accountant and Chartered Financial Analyst.

Other Current Public Company Boards
- Sun Life Financial, Inc. (NYSE: SLF)
- Weyerhauser Company (NYSE: WY)

DIRECTOR SINCE 2019

HEALTHPEAK COMMITTEES
Audit, Compensation

Qualifications
Ms. Lewis brings to our Board a decade of boardroom experience and more than 20 years of corporate finance and capital markets experience. She has served on several public company boards, including as Audit Committee Chair. Ms. Lewis has been part of the executive teams of several public real estate investment trusts, including as a chief financial officer, which complement her role as a member of the Audit Committee and Compensation Committee.

 Risk Oversight/ Management	 Financial Expertise/ Literacy	 Public Company Executive	 REIT/Real Estate
 Human Capital Management	 Investment Expertise	 Public Company Board/Committee	 Legal/Regulatory

Katherine M. Sandstrom, 51 Independent Director



Professional Experience
- Advisor to Heitman LLC from July 2018 to March 2019.
- Senior Managing Director and global head of Heitman LLC's Public Real Estate Securities business from 2013 to 2018.
- Several senior leadership positions at Heitman, LLC across multiple facets of the institutional real estate investment industry.
- Member of Global Management Committee, the Board of Managers and the Allocation Committee while at Heitman LLC.
- Certified Public Accountant.

Other Current Public Company Boards
- None

DIRECTOR SINCE 2018

HEALTHPEAK COMMITTEES
Audit, Compensation, Investment

Qualifications
Ms. Sandstrom brings to our Board more than 20 years of real estate finance and investment experience. She has extensive background overseeing buy-side investment teams for REIT securities, strategies and assets, which complements her role as a member of the Investment Committee. Ms. Sandstrom's background as a senior executive at Heitman LLC is beneficial in her role as a member of the Compensation Committee.

 Risk Oversight/ Management	 Human Capital Management	 Financial Expertise/ Literacy	 REIT/Real Estate
 Investment Expertise			

Board Effectiveness and Strategic Evolution

Our Board believes that improving its effectiveness is an ongoing and integrated process that requires thoughtful planning, evaluation, recruitment and rotation. Our Board continues to evolve and adapt in order to drive the Company's strategic direction. This ongoing process includes:



1 Director Selection
2 Onboarding and Education
3 Board Self-Evaluation
4 Director Refreshment



Director Selection

Identifying and Evaluating Director Nominee Candidates

The Governance Committee considers a variety of factors when reviewing potential nominees for our Board, including:

- Personal and professional integrity, ethics and values;
- Experience in our industry or relevant to our operations, such as real estate, REITs, healthcare or corporate finance;
- Experience with relevant legal, regulatory and policy concerns;
- Experience as a board member of other public companies;
- The ability and willingness to commit adequate time to our Board and its committees;
- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;

- Whether the individual's skills and personality relative to those of the other members (and potential members) of our Board are likely to be conducive to building a Board that is effective, collegial and responsive to the needs of the Company;
- Expertise in an area of Healthpeak's operations, such as financing strategy, risk management or human capital management;
- Practical and mature business judgment; and
- Independence from us and lack of relationships with our other directors and employees.

In addition to the criteria noted above, the Governance Committee considers diversity in gender, age, ethnicity, national origin, and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspective on our Board as a whole, when identifying and selecting nominees. On an annual basis, as part of our Board's self-evaluation, our Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.

DIVERSITY



The Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee may also hire a search firm. The Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. For a description of the process for stockholders to recommend or nominate directors, see "Other Matters—2021 Stockholder Proposals and Director Nominations."

The Chair of the Governance Committee, or a member designated by the Chair, is responsible for overseeing the search and interview process. The Committee will provide progress updates to our Board and will meet to consider and recommend final director candidates to the entire Board. Our Board then determines, taking into account the recommendation of the Committee, which candidates to nominate or elect to fill a vacancy.

2019 Director Search

In 2019, the Governance Committee engaged an independent director search firm to assist in identifying and evaluating director candidates. The firm aided the Committee in establishing director nominee criteria, identifying and corresponding with potential director candidates, evaluating the candidates' credentials, and facilitating conversations between potential director candidates and management and other members of our Board.

At the direction of the Committee, the search firm focused on candidates who exhibit a depth of skills and experience that align with our business strategy and demonstrate diversity in professional and personal experience, as well as gender, age, ethnicity, or national origin. Ms. Lewis was recommended by the independent search firm and, following interviews by the Committee, other members of the Board and senior management, the Committee recommended, and our Board appointed, Ms. Lewis as an independent director.

Nominee Independence Considerations

Our Board has determined that all non-employee director nominees are independent according to NYSE listing standards. For a director to be considered independent under NYSE rules, our Board must affirmatively determine that the director has no direct or indirect material relationship with us, with certain types of relationships automatically disqualifying the director as independent. Our Board annually evaluates the independence of each non-employee director by considering any matters that could affect the director's ability to exercise independent judgment in carrying out his or her responsibilities. This evaluation includes any transactions or relationships between the director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and management, on the other hand.

Based upon its most recent review, our Board affirmatively determined that each of Mses. Garvey, Kennard, Lewis and Sandstrom and Messrs. Cartwright, Griffin and Henry is independent under the rules of the NYSE. We refer to these directors as the "Independent Directors." Our only non-independent director is our CEO, Thomas Herzog. In addition, our Board determined that each of Messrs. Rhein and Sullivan was independent under the rules of the NYSE during his respective service on our Board in 2019 prior to retirement.

In making its director independence determinations, our Board considered Mr. Rhein's service as a non-employee director of Cohen & Steers, Inc., whose wholly-owned subsidiary, Cohen & Steers Capital Management, Inc., manages mutual funds that in the aggregate owned approximately 4.8% of our common stock as of December 31, 2018, and affirmatively determined that Mr. Rhein was an independent director for the period he served as a director.

Proxy Access

Our Board has implemented a proxy access provision in our Bylaws, which permits a stockholder or group of up to 25 stockholders, owning at least 3% of our shares continuously for three years, to nominate up to the greater of two directors or a number constituting up to 20% of our Board for inclusion in our proxy materials for an annual meeting of stockholders, subject to complying with the requirements contained in our Bylaws. For more information on using proxy access to nominate directors, see "Other Matters—2021 Stockholder Proposals and Director Nominations."

A stockholder or group of up to	Owning at least	Continuously for	May nominate the greater of 2 NOMINEES OR
25 STOCKHOLDERS	**3%** OF OUR SHARES	**3** YEARS	**20%** OF OUR BOARD



2 Onboarding and Education

When a new director joins our Board, management and the existing Board members provide an orientation to familiarize the new director with the Company's strategy, business and policies. This orientation typically includes meetings between the new director and senior management to review the Company's strategy, business plan and risk profile, as well as providing the new director with background material on the Company.

We also encourage directors to attend director education programs relating to board responsibilities, corporate governance and/or substantive matters relevant to the Company. We provide a list of upcoming educational programs and conferences to our directors every quarter and reimburse all fees, costs and expenses of attendance. In 2019, several of our directors attended director education events covering topics including corporate governance, managing stakeholder interests, and committee responsibilities, among other topics.



3 Board Self-Evaluation

Self-Evaluation Process

Our Board conducts an annual self-assessment aimed at enhancing its effectiveness. Through evaluation, our directors review areas where they feel our Board functions effectively and, importantly, areas where our Board believes there are opportunities for improvement, including through Board refreshment.



1 Planning
The Governance Committee, in consultation with our Independent Chairman and General Counsel, establishes a framework for the Board's self-evaluation based on the needs of the Board from time to time, as well as changes in corporate governance best practices.

2 Identify Discussion Topics
Our Independent Chairman works with our General Counsel to identify relevant topics for discussion, which evolve from year-to-year. The topics typically include, among others, Board composition and structure, business strategy and operations oversight, risk management, meeting materials and conduct, and interactions with management and advisors.

3 One-on-One Discussions
Our Independent Chairman conducts one-on-one discussions with each director using the identified evaluation topics as guidelines. These candid conversations allow for direct and honest feedback on any aspect of our Board's operations.

4 Peer Review
Our General Counsel separately discusses the Independent Chairman's performance with each director. This peer review allows for candid feedback on his performance and leadership.

5 Review and Reporting
Our Independent Chairman and General Counsel report the results of the evaluations to the Governance Committee. The full Board discusses the results in an executive session of our Board.

6 Follow Up
Policies, practices and the composition of our Board and its committees are modified, as determined appropriate, based on the evaluation findings.

7 Ongoing
Our directors are encouraged to convey feedback to our Independent Chairman or the chair of the Governance Committee throughout the year. Good governance and monitoring is an ongoing process.

Self-Evaluation Action Items

Our Board took the following actions in response to the 2019 and 2020 Board self-evaluations, reflecting our Board's commitment to refreshment and improvement:

- Engaged an independent director search firm to assist in identifying and evaluating diverse director candidates.
- Appointed a new female independent Board member, adding to the skills and experience on our Board in furtherance of our strategic priorities.



4 Director Refreshment

Mandatory Retirement Age Policy

As part of our Board's commitment to refreshment, the Board adopted a mandatory director retirement age of 75. Directors will not be nominated for election or appointed to the Board if they are or would be 75 years old or older at the time of their election or appointment. Additionally, directors are required to retire from the Board at the first annual meeting of stockholders following the director's 75th birthday. On the recommendation of the Governance Committee, the Board, by majority vote and on an annual basis, may waive the mandatory retirement age if the Board deems such waiver to be in the best interests of the Company. Since 2017, we have refreshed a majority of our Board, with two directors retiring in 2019, resulting in a reduction of our average director tenure to approximately 5 years.

Board of Directors and Corporate Governance

Board Roles and Responsibilities

Board and Stockholder Meeting Attendance

Our Board's primary responsibility is to oversee the long-term health and success of our business on behalf of stockholders. In order to effectively carry out that duty to stockholders, our Board commits a substantial amount of time and attention throughout the year to the most significant aspects of our business. Directors are expected to, and do, ask challenging questions of management.

Our policy is that directors should make every effort to attend all meetings of our Board and the annual meeting of stockholders, as well as all meetings of Board committees for which they are members. Our directors are committed to their responsibilities, as demonstrated by the average attendance of our director nominees at Board and committee meetings in 2019 of 98%. No director attended less than 75% of the aggregate number of meetings of our Board and the committees on which the director served during the period of his or her service in 2019. All of our directors nominated for election at the 2019 annual meeting of stockholders attended the annual meeting.

2019 BOARD AND COMMITTEE MEETING ATTENDANCE

Board	**96%**
Audit	**100%**
Compensation	**100%**
Governance	**100%**
Investment	**100%**

2019 ANNUAL STOCKHOLDER MEETING ATTENDANCE

⟳ 100%

Corporate Governance Highlights

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Based on investor feedback on our governance practices, along with our ongoing evaluation of best practices, we made a number of governance and disclosure enhancements in recent years.



2019

- Appointed a new independent female director following retirement of two directors
- Reduced average director tenure from approximately 9 years to approximately 5 years
- Adopted a 1-year post-vesting holding period for equity awards
- Eliminated tax gross-up payments for executive perquisites

2018

- Appointed an Independent Chairman of the Board
- Appointed three new independent directors, including two female directors, one of whom is also racially diverse
- Adopted a mandatory retirement age policy for directors to promote director refreshment
- Adopted a 1-year minimum vesting period for equity awards
- Added human capital management oversight to the responsibilities of the Compensation Committee

2017

- Opted out of Maryland Unsolicited Takeovers Act provisions allowing a staggered board without stockholder approval
- Adopted a majority voting standard for stockholder bylaw amendments
- Amended the Governance Committee charter to better reflect our Board's commitment to identifying diverse director candidates

2016

- Revised Board committee composition in connection with the establishment of a standing Investment Committee
- Expanded proxy access (3%, three years, two nominees or 20% of our Board, up to 25 stockholders)
- Eliminated executive employment agreements

Corporate Governance and Policies

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board's standing committees, stockholder communications with our Board, expectations for directors, succession planning, and Board and committee self-evaluations.

Codes of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees and a Vendor Code of Business Conduct and Ethics (the "Vendor Code" and together with the Code of Conduct, the "Codes of Conduct") applicable to our vendors and business partners. The Vendor Code represents an integral part of our commitment to the highest ethical standards, ensuring that our employees and vendors work collectively to uphold those standards. We provide annual training to all of our employees, with 100% participation, regarding the Codes of Conduct.

The Codes of Conduct address, among other things, labor practices and human rights, health and safety, environmental sustainability, conflicts of interest, corporate opportunities, confidential information, competition and fair dealing, including relationships with customers and suppliers, gifts, protection of Company assets and compliance with laws. The Code of Conduct also serves as the code of ethics required under applicable SEC rules for our senior financial officers.

Waivers of, and amendments to, our Code of Conduct that apply to our directors and executive officers will be timely posted on our website at www.healthpeak.com/corporate-responsibility/governance to the extent required by applicable SEC and NYSE rules. There were no such waivers in 2019.

Whistleblower Hotline

Our officers, employees, vendors and business partners are encouraged to report any violations of our codes of conduct through our secure whistleblower hotline. The whistleblower hotline is operated by an independent service provider and is available for the anonymous submission of complaints regarding accounting, internal controls, auditing matters or other concerns regarding the conduct of Healthpeak's employees, representatives or business partners.

Related Person Transactions Policies and Procedures

Our General Counsel and CEO initially review potential related person transactions for materiality and then provide them to the Audit Committee for review and approval, as appropriate. For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executives officers, 5% or greater stockholders or any of their respective immediate family members has a direct or indirect material interest. Pursuant to the Audit Committee Charter and our Related Person Transactions Policy, any related person transactions brought to the Audit Committee's attention, which could reasonably be expected to have a material impact on our financial statements, must be discussed among the Audit Committee, management and Healthpeak's independent auditor. In determining whether to approve or reject a related person transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction.

There were no related person transactions identified for 2019.

Where to find our Corporate Governance Documents

We encourage you to view the following corporate governance materials on our website at www.healthpeak.com/corporate-responsibility/governance.

- Board Committee Charters
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Vendor Code of Business Conduct and Ethics

Risk Oversight

Our Board believes that effective risk management involves our entire corporate governance framework. Both management and our Board have key responsibilities in managing risk throughout the Company, as shown below. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees, with each committee reporting to our Board at each regular Board meeting. Our Board believes that this structure is conducive to its risk oversight process.

Risk Oversight Responsibilities



Board Responsibilities

- Overall oversight of the risk management process
- Development of business strategy and major resource allocation
- Leadership of management succession planning
- Business conduct and compliance oversight
- Receives regular reports from Board committees on specific risk oversight responsibilities
- Oversight of ESG matters

Audit Committee

- Oversight of enterprise risk management activities
- Oversight of the staffing and performance of internal audit function
- Oversight of integrity of financial statements and internal control over financial reporting
- Responsible for the appointment, compensation and oversight of independent registered public accounting firm

Compensation and Human Capital Committee

- Oversight of compensation-related risks and overall philosophy
- Oversight of human capital matters, including succession planning, talent development and recruitment

Nominating and Corporate Governance Committee

- Overall corporate governance leadership
- Provides recommendations regarding Board and Committee composition
- Oversight of corporate governance initiatives

Investment and Finance Committee

- Overall investment oversight
- Overall oversight of finance requirements, plans and strategies

Management Responsibilities

- Identify material risks
- Implement appropriate risk management strategies
- Integrate risk management into our decision making process
- Ensure that information with respect to material risks is transmitted to senior executives and our Board

Risk Areas

- Strategic
- Reputational
- Financial
- Legal, regulatory and compliance
- Operational
- Financial reporting and internal control
- Information systems and cybersecurity
- Human capital management
- ESG/sustainability

Stockholder Outreach and Communications with the Board

We engage in proactive outreach to discuss governance and compensation topics of interest to our stockholders. We believe that ongoing dialogue with our stockholders is a critical component of responsive and transparent corporate governance. Stockholder feedback has been instrumental in structuring our executive compensation program, as well as enhancing our corporate governance practices. The following graphic illustrates our annual cycle of stockholder outreach:



1 Throughout the Year

Preview ESG, corporate governance and compensation issues and plans with stockholders through proactive off-cycle engagement

Request feedback on performance, programs and evolving trends from stockholders

2 Before Annual Meeting

Discuss stockholder feedback directly with Board and consider actions in response to feedback

Solicit support for Board voting recommendations

Monitor voting results

4 After Annual Meeting

Consider voting results and potential actions in response

Review general ESG and governance trends and stockholder issues for upcoming year

3 Annual Meeting of Stockholders

Stockholders vote on issues such as directors, say-on-pay and auditor ratification

Engage with stockholders in open forum

2019 Stockholder Engagement

We were committed to regular stockholder engagement and soliciting our stockholders' views on financial performance, executive compensation, governance, ESG, human capital management and other issues in 2019. The following is a summary of our outreach efforts and results:

Outreach

- Five non-deal roadshows
- Seven investor conferences with ~130 investment firms
- Four group lunches/dinners with ~20 investor attendees
- Twelve property tours with ~90 investors and analyst touchpoints
- Three fixed income investor group meetings with ~75 attendees
- Proactively engaged ~40% of outstanding shares on ESG, executive compensation and governance matters

Focus Areas

- Our repositioning strategy and transactions
- Execution of our strategy by our executive management team members
- Challenges in our senior housing segment
- ESG matters, such as sustainability, diversity, and Board evaluations and refreshment
- Executive compensation

Key Takeaways — What We Heard

- Investors value transparency in explaining our repositioning transactions and the related impact on earnings
- Investors are encouraged by the proactive steps we have taken to improve senior housing performance
- Investors have been supportive of our senior leadership team's strategy execution
- Investors praised our leading ESG and disclosure practices and encouraged us to explore reporting according to SASB and the Task Force on Climate-related Financial Disclosure (TCFD)

What We Did In Response

- Continued proactive stockholder engagement, including on ESG matters
- Committed to incorporating disclosures aligned with SASB in our forthcoming ninth annual Sustainability Report and TCFD in our 2020 CDP submission
- Continued our leading transparent disclosure practices through our public filings and supplemental reports

Communications with the Board

Stockholders or other interested parties who wish to contact members of our Board, the Chairman of the Board, any Board committee, or our Independent Directors as a group may send written correspondence to our Corporate Secretary at Healthpeak Properties, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614. The name of any specific intended Board recipients (such as our Chairman or Independent Directors) should be clearly noted in the communication. Stockholders should provide proof of share ownership and appropriate contact information in all correspondence. All communications will be received, processed and then directed to the appropriate member(s) of our Board, other than, at our Board's request, certain items unrelated to our Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items. This centralized process assists our Board in reviewing and responding to stockholder and interested party communications in a more efficient manner.

ESG Initiatives

Our Board believes that integrating ESG initiatives into our strategic business objectives is critical to our long-term success. Through our integrated and ongoing approach to sustainability, we seek to drive positive change and create value for our stakeholders.

Integrated Approach to ESG

- Our **Board** oversees all ESG matters and receives quarterly updates regarding strategy, goals, performance metrics, opportunities and risks, initiatives and related results.
- The **Governance Committee** oversees our adherence to corporate governance best practices.
- The **Compensation Committee** has direct oversight over human capital matters, including diversity, inclusion, retention, succession planning and executive compensation.
- The **Sustainability Committee** consists of employees across functional areas and from nearly all professional levels, and is led by Thomas M. Klaritch, our Chief Development and Operating Officer, and Troy E. McHenry, our Chief Legal Officer. The Sustainability Committee meets at least quarterly to review, implement and oversee ESG initiatives and best practices.
- The **Social Responsibility Committee** is comprised of employees who are passionate about our philanthropic and charitable activities and meets at least quarterly to review and approve community engagement and charitable giving initiatives and is led by Lisa A. Alonso, our Chief Human Resources Officer.



Engage

Proactive engagement with stakeholders to determine areas of focus and gauge our performance

Develop and Execute

Utilize results of stakeholder engagement process to develop and execute strategic ESG initiatives

Report

Publish annual Sustainability Report in accordance with the Global Reporting Initiative (GRI) standards, featuring transparent disclosure of ESG initiatives and results

2019–2020 Key ESG Initiatives

- Publish our **ninth annual Sustainability Report** in accordance with **GRI** and **SASB standards**, as well as align disclosures with **TCFD** recommendations
- Implement our recently adopted long-term science-based GHG emissions reductions targets
- Increase reporting on environmental metrics for properties outside of our operational control (Scope 3)
- Enhance monitoring of supply chain and vendor ESG performance

Informed by internal assessments and stakeholder engagement, we prioritize the ESG initiatives that we believe matter most to our business and stakeholders, keeping in mind our operational level of control with respect to our properties. Our areas of focus include the following:

Key Performance Indicators

 **Environmental Responsibility and Operational Eco-efficiency**
- Efficient buildings to generate savings
- Proactive green strategies

 **Governance Initiatives**
- Best-in-class corporate governance practices
- Transparency
- Risk management
- Ethics and compliance

 **Social Responsibility**
- Human capital management to attract and retain best-in-class talent, including diversity, inclusion, retention and succession planning
- Employee engagement
- Community engagement

 **Value Creation and Economic Performance**
- Utility savings and increased rental income
- Tenant satisfaction, attraction and market credibility
- Sustainable returns

We are consistently recognized for our ESG initiatives and disclosure. See "Proxy Summary—Sustainability Highlights" for a summary of our most recent awards.

To learn more about our ESG efforts, including our many accolades and industry leadership, please view our Sustainability Report at www.healthpeak.com/corporate-responsibility.

Human Capital Management

In early 2018, our Board expanded its focus on the Company's human capital management by formally amending the Compensation Committee Charter to include oversight of human capital management. Our Board believes that human capital management is vital to the Company's organizational health and is strongly committed to diversity and equal opportunity, with the tone set from the top. The Compensation Committee retains direct oversight over all human capital matters, including culture, diversity, inclusion, talent acquisition, retention, employee satisfaction and engagement, and succession planning.

EMPLOYEE DIVERSITY



51% Male — **49%** female

58% White — **42%** Ethnic Minority

EMPLOYEE SATISFACTION

 Employee satisfaction increased from 2018 to 2019 (based on 2019 annual employee engagement survey results)

COMMUNITY ENGAGEMENT

Donated to Dozens of Community and Nonprofit Organizations and Sponsored Local Charity Events Focused on Healthcare, Seniors and Disaster Relief in 2019

Management Succession Planning

Our Board is responsible for attracting, retaining and incentivizing a high-performing management team. Our Board, with the assistance of the Compensation Committee, reviews management development and succession planning activities to help ensure that top management positions, including the CEO position, can be filled without undue interruption. High-potential leaders are given exposure and visibility to Board members through formal presentations at Board and committee meetings, as well as through informal events, such as dinners, lunches and site visits.

Board Leadership Structure

Independent Chairman

Brian G. Cartwright serves as our Independent Chairman of the Board. Our Chairman actively manages our Board by:

- Presiding at all meetings of our Board
- Establishing the agenda for each Board meeting in consultation with our management team
- Calling and presiding at executive sessions of the non-employee directors
- Engaging with management on topics discussed in executive session as needed

Executive Sessions

The Independent Directors hold regular executive sessions to provide an opportunity to discuss matters without Company management present, including our CEO. These executive sessions allow for candid conversations and promote the independence of our Board from management. Executive sessions often follow regularly scheduled Board and committee meetings, but are also sometimes held independently of regular Board and committee meetings. Any Independent Director may call an executive session.

Committees of the Board

Our Board has a standing Audit Committee, Compensation Committee, and Governance Committee, each of which has a written charter available on our website at www.healthpeak.com/corporate-responsibility/governance. Our Board also established a standing Investment Committee to review Healthpeak's potential investments, financing requirements and related capital structure, plans and strategies.

As a corporate governance best practice, the Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. The table below shows the current membership of the committees of our Board and the number of meetings held by each in 2019. Mr. Herzog does not and will not serve on any of the below committees.

COMMITTEE MEMBERSHIP	AUDIT	COMPENSATION	GOVERNANCE	INVESTMENT
Brian G. Cartwright			● Chair	
Christine N. Garvey		● Chair	● Member	
R. Kent Griffin, Jr.	● Chair			● Member
David B. Henry			● Member	● Chair
Lydia H. Kennard	● Member	● Member		
Sara G. Lewis[1]	● Member	● Member		
Katherine M. Sandstrom	● Member	● Member		● Member
Total Meetings in 2019	5	3	3	4

[1] Appointed to the Audit Committee and Compensation Committee in January 2020.

● Chair ● Member

Following is a summary of the composition and responsibilities of each of the Audit, Compensation, Governance and Investment Committees.

Audit Committee

Current Members



R. Kent Griffin, Jr., Chair*
Lydia H. Kennard
Sara G. Lewis*
Katherine M. Sandstrom

All Independent
*NYSE/SEC Qualified Financial Expert

Key Member Skills
- High level of financial experience
- Senior leadership experience
- Risk oversight/management experience

2019 Highlights

- Reviewed portfolio and operational risk management plans
- Assessed cybersecurity risk management plan
- Oversaw use of non-GAAP financial measures and other accounting policies

Responsibilities

- Oversee independent auditor
- Oversee annual assessment of internal controls and the internal audit function
- Review independence, performance and quality control procedures of independent auditor
- Oversee financial statement and internal control integrity and process, including implementation of new accounting standards
- Plan annual audit with management, independent auditor and internal audit team
- Communicate with independent auditor regarding conduct of the audit and other matters, including review of critical audit matters and issues encountered during the annual audit
- Pre-approve audit and non-audit services to be provided by the independent auditor
- Oversee legal and regulatory compliance and enterprise risk management activities
- Review strategy for use of swaps or derivative instruments for hedging risks
- Review quarterly and annual financial statements and related disclosures
- Review related person transactions

Compensation and Human Capital Committee

Current Members



Christine N. Garvey, Chair
Lydia H. Kennard
Sara G. Lewis
Katherine M. Sandstrom

All Independent

Key Member Skills
- Senior leadership experience
- Human capital management
- Diversity of race, ethnicity, gender or cultural background

2019 Highlights

- Provided oversight of and guidance on human capital matters
- Made 2019 compensation determinations based on approved 2019 compensation plans
- Established 2020 executive compensation plans
- Approved compensation of new and promoted management team members

Responsibilities

- Approve corporate goals and objectives for executive compensation
- Determine executive officer compensation
- Evaluate executive officer performance annually in connection with compensation decisions
- Review director compensation and recommend changes to our Board
- Periodically review all annual cash incentive, equity incentive, deferred compensation and change-in-control plans
- Assess risks related to compensation arrangements
- Consider results of stockholder advisory vote on executive compensation
- Review and discuss with management the compensation discussion and analysis, and recommend to our Board whether it be included in the annual proxy statement
- Review and approve independent compensation consultant engagement
- Oversee human capital matters, including diversity, inclusion, talent acquisition and retention, culture and employee engagement, and succession planning
- Grant equity awards or delegate such authority to a subcommittee (the Compensation Committee has delegated authority to Mr. Herzog to grant certain equity awards to non-executive employees within certain limits)

For information on the role of our Chief Executive Officer in executive compensation decisions for our other executive officers, as well as the role of FPL Associates, see "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee

Current Members



Brian G. Cartwright, Chair
Christine N. Garvey
David B. Henry

All Independent

Key Member Skills
- Legal/regulatory experience
- Public company executive/ Board experience
- Risk oversight/ management experience

2019 Highlights

- Engaged independent search firm to identify diverse director candidates
- Nominated a new independent director to the Board

Responsibilities

- Identify qualified candidates as potential Board members
- Recommend candidates for election at annual stockholder meeting and to fill Board vacancies
- Oversee annual Board and committee evaluation process
- Review performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities
- Develop and oversee corporate governance guidelines applicable to our Board
- Oversee corporate governance matters
- Review Codes of Conduct and the enforcement procedures in place at least annually

Investment and Finance Committee

Current Members



David B. Henry, Chair
R. Kent Griffin, Jr.
Katherine M. Sandstrom

All Independent

Key Member Skills
- REIT/real estate experience
- Public company executive/ Board experience
- Investment expertise

2019 Highlights

- Conducted review of corporate strategy
- Reviewed and advised on significant transactions
- Advised on debt financings and capital markets activity

Responsibilities

- Review and recommend to our Board any material changes to our capital structure, including credit facilities, equity, debt and other financings, and related principal banking relationships
- Review our financing requirements, plans and strategies

Director Compensation—2019

Annual Compensation

In consultation with FPL Associates, L.P. ("FPL Associates"), the Compensation Committee's independent compensation consultant, the Committee annually reviews our director compensation program for continued alignment with comparable companies and sound governance practices.

Compensation paid to our Independent Directors for services in 2019 is described below. For compensation paid in 2019 to Thomas M. Herzog, our CEO, see "Compensation Discussion and Analysis." Mr. Herzog received no separate compensation for his services as a director of the Company in 2019.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION



$85,000
Annual Cash Retainer

$160,000
Annual Equity Retainer

ADDITIONAL CASH COMPENSATION

Independent Chairman: $110,000

Audit Committee
- Chair – $35,000
- Member – $15,000

Compensation Committee
- Chair – $30,000
- Member – $7,500

Governance Committee
- Chair – $15,000
- Member – $5,000

Investment Committee
- Chair – $20,000
- Member – $5,000

Cash Compensation

In late 2018, FPL Associates performed a benchmarking analysis of our director compensation program against our proxy peer companies identified on page 52. Based on this analysis, FPL Associates determined that the Independent Chairman retainer of $95,000, as well as the annual cash retainer of $80,000 and annual equity retainer of $150,000 for our independent directors generally were below the median compensation levels for those items of compensation at our proxy peers. In addition, in early 2019, the Board reconstituted the designated director position to serve as the Board liaison with respect to our litigation matters, with Mr. Cartwright serving in such capacity. The prior retainer for designated directors was $1,500 per meeting, but the Board determined to eliminate the per-meeting retainer for the designated director.

As a result, and upon the recommendation of FPL Associates and the Compensation Committee, the Board determined it was appropriate to make the following changes, effective January 1, 2019, to better align to the median compensation of proxy peers, as disclosed in our 2019 Proxy Statement. The Board also considered the significant additional duties undertaken by the Independent Chairman as designated director for litigation matters.

- Increase the Independent Chairman annual cash retainer from $95,000 to $110,000
- Increase the independent director annual cash retainer from $80,000 to $85,000
- Increase the grant date fair value of the annual independent director equity award retainer from $150,000 to $160,000

Additionally, recognizing Mr. Cartwright's role as Governance Committee Chair and taking into consideration the increase in the Independent Chairman retainer, the Board approved decreasing the Governance Committee Chair retainer from $20,000 to $15,000, effective January 1, 2019.

In addition to the above, directors are paid an additional $1,500 per meeting fee for each Board or individual committee meeting that a director attends after that director has attended 10 meetings of our Board or that committee, as applicable, in a given calendar year (e.g., for each Audit Committee meeting after 10 Audit Committee meetings in one calendar year). No additional meeting fees were paid in 2019.

All cash retainers are paid quarterly and prorated based on the number of days that a member serves in the applicable capacity. We also reimburse Independent Directors for director education and reasonable travel expenses in connection with their Board duties.

Equity Compensation

An annual equity retainer is provided in restricted stock units ("RSUs") with a grant date fair value of $160,000, rounded up to the nearest whole share, to each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. The award for a new Independent Director who is initially appointed other than at an annual meeting may be pro-rated. Each Independent Director was granted an annual equity award in the form of RSUs with a grant date fair market value of $160,012 on April 25, 2019, except Ms. Lewis, who was appointed to the Board on November 5, 2019 and was granted a prorated RSU award on November 7, 2019 with a grant date fair value of $74,546. The RSUs cliff-vest in full on the earlier of the first anniversary of the grant date, the Company's next annual meeting of stockholders, or the termination of the Independent Director's service due to death, disability or a retirement from the Board at age 65 with at least five years of service or age 60 with at least 15 years of service. The awards are subject to forfeiture if the Independent Director's service terminates for any other reason.

The Compensation Committee believes that the 1-year cliff vesting promotes retention during the year in which the award is granted and provides for an earlier alignment of interests with stockholders when compared to a 3-year vesting period. Additionally, 1-year cliff vesting reflects our Board's view that shorter vesting periods encourage director independence and objectivity.

2019 Independent Director Compensation

The following table summarizes the compensation of the Independent Directors for the fiscal year ended December 31, 2019.

NAME (a)	FEES EARNED OR PAID IN CASH ($) (b)	STOCK AWARDS ($)[1] (c)	TOTAL ($) (h)
Brian G. Cartwright	201,011	160,012	361,023
Christine N. Garvey	130,239	160,012	290,251
R. Kent Griffin, Jr.	112,431	160,012	272,443
David B. Henry	111,750	160,012	271,762
Sara G. Lewis	13,166	74,546	87,712
Lydia H. Kennard	106,250	160,012	266,262
Peter L. Rhein (Retired)	72,725	—	72,725
Katherine M. Sandstrom	102,761	160,012	262,773
Joseph P. Sullivan (Retired)	65,571	—	65,571

[1] The RSUs were issued pursuant to the 2014 Performance Incentive Plan (the "2014 Plan"), pursuant to which the Board has the authority to interpret and make all required determinations under such plan. The value in the stock award column represents the aggregate grant date fair value of RSUs awarded to the director, computed in accordance with FASB ASC Topic 718—Compensation. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 14—Compensation Plans to the Consolidated Financial Statements included in our Annual Report. As of December 31, 2019, each of our Independent Directors, other than Ms. Lewis, held 5,348 unvested RSUs, and Ms. Lewis held 2,216 unvested RSUs.

Director Compensation Policies and Plans

Director Stock Ownership Guidelines

Independent Directors are required to accumulate and hold shares of Healthpeak stock (including RSUs) equal in value to at least five times the amount of the annual cash retainer for Independent Directors. With respect to new Independent Directors, the guidelines are effective on the first May 15 that occurs more than five years after the director first becomes a member of our Board. Once subject to the guidelines, an Independent Director's level of stock ownership will be reviewed annually on May 15 for as long as the director remains in office. All of our Independent Directors for whom the guidelines had become effective as of May 15, 2019, satisfied our director stock ownership guidelines as of that date.

Director Deferred Compensation Plan

We maintain a deferred compensation plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan generally are payable in cash as a lump sum, in monthly installments or a combination of both, as elected by the director, upon the termination of the director's service on our Board, the director's death or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus 1%, or (ii) a stock credit account wherein the deferrals are treated as if invested in our common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in our stock price.

Non-Employee Director Stock-For-Fees Program

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer and meeting fees in the form of shares of our common stock in lieu of payment in cash. The election will apply to the elected amount of such fees that would otherwise be paid in cash, commencing with the fiscal quarter after the election is made. Shares will be issued as soon as practicable after we pay an ordinary cash dividend to our stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares issued will be determined by dividing the amount of the fees by the average closing price of our common stock for the 10 trading days immediately preceding the relevant dividend payment date.

Our Executive Officers

Thomas M. Herzog, 57   Chief Executive Officer



Mr. Herzog is our Chief Executive Officer and a member of our Board of Directors. He previously served as President and Chief Executive Officer from January 2017 until December 2019 and Executive Vice President and Chief Financial Officer from June 2016 to December 2016, a role he formerly held from April 2009 to May 2011. Before joining Healthpeak, Mr. Herzog was Chief Financial Officer of UDR, Inc. (NYSE: UDR) from January 2013 until June 2016. Prior to joining UDR, he served in various Chief Financial Officer and Chief Accounting Officer roles in the real estate industry, along with a decade at Deloitte & Touche LLP.

Director Since: 2017

Scott M. Brinker, 43   President and Chief Investment Officer



Mr. Brinker has been our President and Chief Investment Officer since January 2020. He previously served as Executive Vice President and Chief Investment Officer from March 2018 until December 2019. Before joining Healthpeak, Mr. Brinker was at Welltower Inc. (NYSE: WELL), a healthcare REIT, most recently as its Executive Vice President and Chief Investment Officer from July 2014 to January 2017. He was Executive Vice President – Investments from February 2012 to July 2014, and worked in various other investment and portfolio management-related capacities after joining Welltower in July 2001.

Peter A. Scott, 40   Executive Vice President and Chief Financial Officer



Mr. Scott has been our Executive Vice President and Chief Financial Officer since February 2017. In addition to his role as CFO, he assumed leadership of our Life Science segment in February 2019. Prior to joining Healthpeak in February 2017, Mr. Scott served as a Managing Director, Real Estate Banking Group of Barclays, a financial services firm listed on the London Stock Exchange, from 2014 to 2017. His experience also includes various positions of increasing responsibility at the financial services firms Credit Suisse from 2011 to 2014, Barclays from 2008 to 2011 and Lehman Brothers from 2002 to 2008.

Thomas M. Klaritch, 62   Executive Vice President, Chief Development and Operating Officer



Mr. Klaritch has been our Executive Vice President, Chief Development and Operating Officer since August 2017. He previously served as Senior Managing Director — Medical Office Properties from April 2008 to August 2017, and as Senior Vice President — Medical Office Properties from October 2003 to April 2008. Prior to joining Healthpeak, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a company that owned, operated and developed healthcare real estate (Healthpeak acquired MedCap Properties LLC in October 2003). He has 37 years of operational and financial management experience in the medical office and hospital sectors. Mr. Klaritch is a Fellow in the Healthcare Financial Management Association. He is also a certified public accountant.

Troy E. McHenry, 47   Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary



Mr. McHenry has been our Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary since February 2016. He previously served as Senior Vice President — Legal, HR and Assistant Corporate Secretary from July 2013 to February 2016, and as Vice President, Corporate Counsel and Assistant Corporate Secretary from December 2010 to July 2013. Prior to joining Healthpeak, Mr. McHenry was with MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, from 2005 to 2010 as Vice President, Deputy General Counsel and Assistant Corporate Secretary. Prior to that, he was Associate General Counsel at Boyd Gaming Corporation (NYSE: BYD), a gaming and hospitality company, from 2004 to 2005. Mr. McHenry was also a senior associate with the law firm of DLA Piper (formerly Gray Cary) from 2001 to 2004. He is a military veteran and previously served as an officer (First Lieutenant) in the U.S. Army.

Lisa A. Alonso, 43   Executive Vice President and Chief Human Resources Officer



Ms. Alonso has been our Executive Vice President and Chief Human Resources Officer since January 2020. She joined Healthpeak as a Manager – Human Resources from November 2014 to April 2015 and went on to serve as a Director – Human Resources from April 2015 to December 2015, Vice President – Human Resources from January 2016 to January 2018 and Senior Vice President – Human Resources from February 2018 to December 2019. Prior to joining Healthpeak, Ms. Alonso served as Director of Human Resources/HR Business Partner at The Irvine Company's Resort at Pelican Hill from April 2013 to July 2014. Prior to that, she served as Vice President of Human Resources and Director of Recruiting and Training at California First National Bancorp (Nasdaq: CFNB) from February 2003 to March 2013.

Shawn G. Johnston, 40   Executive Vice President and Chief Accounting Officer



Mr. Johnston has been our Executive Vice President and Chief Accounting Officer since February 2019. He previously served as Senior Vice President and Chief Accounting Officer from August 2017 until February 2019. Prior to joining Healthpeak in August 2017, Mr. Johnston served as Vice President — Chief Accounting Officer of UDR, Inc. (NYSE: UDR), a multifamily real estate investment trust, from March 2016 to August 2017, and Vice President — Controller from September 2013 until March 2016. He also served as Interim Principal Financial Officer of UDR from June 2016 through December 2016. From August 2010 to August 2013, Mr. Johnston served as Chief Accounting Officer at American Residential Communities LLC, a residential real estate company. Prior to that, he was a Senior Manager — Audit Services for Ernst & Young LLP, specializing in real estate, from October 2002 to August 2010.

Jeffrey H. Miller, 60   Executive Vice President — Senior Housing



Mr. Miller has been our Executive Vice President – Senior Housing since January 2020. He previously served as Senior Vice President – Senior Housing Asset Management from November 2018 to December 2019. Prior to joining Healthpeak, Mr. Miller served as Chief Operating Officer at Welltower, Inc. (NYSE: WELL), a healthcare REIT, from July 2014 to January 2017, and General Counsel from July 2004 to July 2014. He was a partner at the law firm Shumaker, Loop & Kendrick, LLP from 1996 to 2004, where he represented a broad range of clients in corporate and real estate matters.

Proposal 2:
Approval, on an Advisory Basis, of 2019 Executive Compensation



Discovery Village at Castle Hill (Lewisville, TX)

Advisory Resolution

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say-on-pay"). Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

RESOLVED, that the stockholders **APPROVE,** on an advisory basis, the compensation paid to the NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables, and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote FOR this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

- ✓ Aligning compensation with stockholder interests
- ✓ Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance criteria, including future relative TSR as a significant component
- ✓ Attracting, motivating and retaining key employees with outstanding talent and ability

- ✓ Discouraging excessive risk-taking by balancing short- and long-term compensation with a mix of cash and equity incentives
- ✓ Paying for performance, with a meaningful portion of compensation tied to the Company's strategic and financial goals
- ✓ Promoting long-term stockholder value creation

Voting Standard

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, Healthpeak, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that the next advisory vote on executive compensation will be held at the 2021 annual meeting of stockholders.

 **Our Board unanimously recommends a vote FOR approval, on an advisory basis, of 2019 executive compensation**

Letter from Our Compensation and Human Capital Committee

Dear Stockholder,

As the members of the Compensation and Human Capital Committee, we are responsible for overseeing the design and implementation of a competitive executive compensation program that furthers the interests of stockholders and demonstrates strong pay-for-performance alignment. This responsibility includes listening to and considering your views on executive compensation.

The Compensation Discussion & Analysis, or "CD&A," that follows describes what we pay, why we pay it and how we made our compensation decisions in 2019. Our compensation philosophy is to align the interests of our executives and stockholders through a transparent and rigorous compensation program.

Key Compensation Objectives

01 **Aligning** executive compensation with the interests of our stockholders

02 **Linking** executive compensation to the achievement of key financial and strategic goals

03 **Providing** a transparent compensation program with objective performance hurdles with a substantial possibility of not being achieved

04 **Evaluating** hurdles across multiple metrics and performance periods, including 3-year relative TSR

05 **Limiting** discretionary compensation components

We incentivize our executives by offering a combination of performance-based and fixed compensation, with a significant portion at-risk in the form of equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy also motivates our talented management team, promotes the execution of our business strategy in a manner that focuses on the creation of long-term stockholder value, encourages prudent risk management and enhances retention of our executive team in a competitive marketplace for talent. While individual goals and performance are considerations in compensation decisions, the cornerstone of our program philosophy is non-discretionary pay, which we believe ties executive compensation to Company objectives and better drives long-term growth for stockholders.

We remain firm in our belief that our compensation program provides compelling incentives for our executives, which in turn benefit our stockholders by driving our business strategies and goals. While short-term stock price performance may not correlate with our executives' efforts, we believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

Compensation and Human Capital Committee Report

We reviewed and discussed the CD&A with management, as well as the Compensation and Human Capital Committee's independent compensation consultant and legal advisors. Based upon this review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Compensation and Human Capital Committee of the Board of Directors

Christine N. Garvey (Chair)
Lydia H. Kennard
Sara G. Lewis
Katherine M. Sandstrom

Compensation Discussion and Analysis

2019 Compensation Program Overview

Consistent with our goals of aligning executive and stockholder interests and appropriately incentivizing our executives, the Compensation and Human Capital Committee, or the Compensation Committee, has adopted a compensation program that incorporates a mix of fixed and at-risk pay incentives. In 2019, our compensation program consisted of the following key elements, as further detailed under "2019 NEO Compensation" below:

Base Salary

We pay a competitive level of base salary to attract and retain executive talent.
We determine base salary based on experience, job scope, market data and individual performance.
We annually review our NEOs' base salaries against our peers to maintain competitive levels. See below under "Compensation Policies and Practices—Compensation Peer Group".



Annual Cash Incentives

We incentivize our management team with annual cash incentive bonuses based on the achievement of objective at-risk Company performance metrics to align compensation with strategic goals.

Our objective performance metrics (normalized FFO per share, and Net Debt to Adjusted EBITDAre (earnings before interest, tax and depreciation and amortization for real estate)) are commonly used measures of REIT performance.

A portion of the annual cash bonus is based on an assessment of individual performance in order to reward individual initiative, achievements and contributions and ensure that executives are driving execution of our business strategy.



Long-Term Equity Opportunities

We grant performance-based restricted stock units ("PSUs"), as well as service-based RSUs with a performance hurdle to our executives.

PSUs are only earned by achieving 3-year Company TSR performance hurdles relative to constituents in the FTSE Nareit Equity Healthcare Index and the S&P 500 REIT Index. This is a critical component of aligning executive compensation with stockholders' interests and driving long-term value creation.

RSUs encourage executive retention by vesting ratably over three years, subject to a performance hurdle requiring achievement of a minimum normalized FFO per share threshold in the grant year.

At-Risk Compensation Mix

The below graphics illustrate the mix of 2019 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs.



65%
Long-Term Equity Award
12%
Base Salary
23%
Annual Cash Incentive
CEO
88% AT-RISK, PERFORMANCE-BASED PAY

49%
Long-Term Equity Award
21%
Base Salary
30%
Annual Cash Incentive
Average All Other NEOs
79% AT-RISK, PERFORMANCE-BASED PAY

Compensation Practices at a Glance



STOCKHOLDER-FRIENDLY PRACTICES WE FOLLOW

- Align short-term pay and performance by linking 60% of STIP compensation to objective, quantitative performance hurdles
- Align long-term pay and performance by linking 60% of LTIP compensation to 3-year relative TSR with 1-year post-vesting holding period
- Promote executive officer retention with 40% of LTIP compensation subject to 3-year vesting with 1-year post-vesting holding period
- Cap payouts and vesting levels for awards under our STIP and LTIP
- Provide standardized severance and change-in-control benefits for similarly situated executives
- Maintain robust stock ownership guidelines
- Maintain a clawback policy
- Conduct annual compensation risk assessments
- Compensation Committee comprised solely of independent directors
- Use of an independent compensation consultant



STOCKHOLDER-UNFRIENDLY PRACTICES WE AVOID

- Employment agreements
- Guaranteed cash incentives, equity compensation or salary increases for existing NEOs
- Stock option awards to NEOs
- Tax gross-up payments on change-in-control or severance payments or executive perquisites
- Allow pledging of our securities by directors, officers or employees
- Allow hedging or derivative transactions involving our securities by directors, officers, employees or other insiders
- "Single-trigger" change in control severance payments
- Excessive perquisites or other benefits
- Repricing or buyouts of underwater stock options
- Equity plan evergreen provisions
- Equity awards with less than 1-year vesting

Paying for Performance

Our executive compensation program is designed to reward successful annual performance while encouraging long-term value creation for our stockholders. NEO short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across multiple metrics and performance periods, which the Compensation Committee intends to incentivize management to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals.

Our 2019 executive compensation program reflects strong alignment between pay and performance. As described under "Proxy Highlights—Company Highlights," we completed our repositioning strategy in 2019, delivering strong results and value creation for our stockholders. We entered into transactions to further reduce our tenant concentration, made key acquisitions in desirable markets, and paid down a significant amount of long-term debt to help strengthen our balance sheet. Our leadership team provided stability to help ensure our long-term growth and success. Accordingly, the Compensation Committee took actions in 2019 to further align the compensation of our leadership team with the compensation of peer companies, focusing on healthcare and S&P 500 REITs, the pool from which we recruit top talent. See below under "Compensation Policies and Practices—Compensation Peer Group".

Our strong 2019 financial results resulted in above-Target level payout of cash incentive awards under our 2019 short-term incentive plan ("2019 STIP"). We exceeded our public guidance based on solid company performance and ratings upgrades. In addition, our 3-year TSR performed strongly compared to our peers, which resulted in an above-Target payout of TSR-based LTIP awards granted in 2017, marking the first time our TSR-based LTIP awards have provided a payout for our executives. This underscores our commitment to pay for performance.

COMPANY 3-YEAR TSR PERFORMANCE REFLECTS 16% INCREASED STOCK VALUE



1/1/2017 to 12/31/2019

2019 STIP Performance

STIP Performance for the Performance Period Ended December 31, 2019

The following table summarizes the outcome for each metric of our 2019 STIP, as further described under "Annual Cash Incentive Compensation—Compensation Committee Assessment and Determination of 2019 STIP Results."

RELATIVE WEIGHTING	PERFORMANCE METRIC	TARGET	ACTUAL	OUTCOME
45%	Normalized FFO per Share	$1.73	$1.76	▲ High (150%)
15%	Net Debt to Adjusted EBITDAre	5.9x	5.66x	▲ Target-High (139%)
40%	Individual Performance			Comp. Committee Determination (150%)
	Average NEO 2019 STIP Payout:			148% of Target

2019 LTIP Performance

TSR-Based LTIP Award Status Through December 31, 2019

The following table reflects the current status of our 2019 LTIP awards based on 2019 performance, as further described under "Long-Term Equity Incentive Compensation—Status of LTIP Award Programs."

LTIP PERFORMANCE PERIOD	2018	2019	2020	STATUS
2019 3-year LTIP	Completed 33%			▲ Tracking Above Target[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. If the performance period applicable to the award had ended as of December 31, 2019, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-Target payout. We make no prediction as to the future performance of our stock or probability of an award payout.

Say-on-Pay Results

The Compensation Committee considers our say-on-pay vote results in approving our executive compensation program. The Committee determined to maintain the core structure of our overall executive compensation program for 2020, taking into account:

- Strong support demonstrated by our stockholders in our 2019 say-on-pay vote
- Recommendations of our independent compensation consultant
- Positive stockholder feedback through outreach efforts



92.4%

In 2019, we received over 92% of votes cast FOR our 2018 executive compensation program, and over 92% (on average) of votes cast for our executive program in the last 3 years.

WHY STOCKHOLDERS SHOULD APPROVE OUR EXECUTIVE COMPENSATION

- ✓ At-risk incentive compensation tied to rigorous objective, quantitative performance hurdles to support the Company's financial and strategic goals
- ✓ Pay practices aligned with stockholder interests to promote the creation of long-term value, while discouraging excessive risk-taking
- ✓ Significant pay-for-performance alignment reflecting strong company performance results, with limited discretionary components
- ✓ Robust Compensation Committee oversight
- ✓ Transparent compensation program and disclosure

Named Executive Officers

Our CD&A describes Healthpeak's 2019 executive compensation program for the NEOs listed below:



THOMAS M. HERZOG
Chief Executive Officer



SCOTT M. BRINKER
President and Chief Investment Officer



PETER A. SCOTT
Executive Vice President and Chief Financial Officer



THOMAS M. KLARITCH
Executive Vice President, Chief Development and Operating Officer



TROY E. McHENRY
Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

2019 NEO Compensation

Base Salary

Following a review of compensation data for peers with substantially similar roles and responsibilities (as described below under "Compensation Policies and Practices—Peer Company Comparison"), the Compensation Committee established 2019 base salaries for each of our NEOs commensurate with its assessment of their job position and responsibilities, experience, compensation peer group data and individual performance, as further described under "2019 Compensation Decisions" below. The 2019 base salaries for Messrs. Herzog, Brinker and Klaritch remained the same as 2018, while Messrs. Scott and McHenry received base salary increases for 2019, as further described under "2019 Compensation Decisions" below.

NAME	2019 BASE SALARY ($)
Thomas M. Herzog	1,000,000
Scott M. Brinker	650,000
Peter A. Scott	650,000
Thomas M. Klaritch	600,000
Troy E. McHenry	550,000

Annual Cash Incentive Compensation

2019 Short-Term Incentive Plan

Our NEOs are eligible to receive annual cash bonuses under the 2019 STIP based on the achievement of performance criteria established by the Compensation Committee for the performance period and taking into account individual performance. The 2019 STIP performance metrics and their relative weightings are illustrated and described in the graphic below.



45% Normalized FFO Per Share

- FFO is a commonly used REIT financial metric defined by Nareit; normalized FFO per share is adjusted to exclude the impact from certain non-recurring or non-comparable items.
- Allows stockholders to compare operating performance among REITs over time on a consistent basis.
- May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR.

15% Net Debt to Adjusted EBITDAre

- Net Debt to Adjusted EBITDAre, calculated over the 2019 calendar year, is a supplemental measure of our achievement of established debt targets.
- Promotes a strong balance sheet and balances the normalized FFO per share metric to discourage overleveraging.
- Reflects the ability to generate sufficient earnings to meet debt obligations as the portfolio grows.
- A strong balance sheet is also important for REITs to enable acquisition and investment opportunities.

40% Individual Performance

- Assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives.
- Strongly influenced by objective criteria, such as the quality of the Company's portfolio and investments, including investment performance relative to underwriting or budget and other quantitative and qualitative performance metrics and trends as determined by the Compensation Committee.
- Incentivizes and rewards individual initiative, achievements and contributions to ensure that executives are driving execution of our business strategy in their respective roles.

The Compensation Committee determined that no changes were required to the general structure of the 2019 STIP compared to 2018 in light of the Company's strategic focus on portfolio quality, a strong balance sheet, and organic growth complemented by acquisitions and developments. Considering these goals, together with feedback from our stockholders during stockholder engagement meetings and input from FPL Associates, the Compensation Committee determined that the metrics, hurdles and weightings of the STIP continued to be appropriate, while actual 2019 performance targets were set based on our 2019 public guidance and internally budgeted goals.

2019 STIP Award Opportunities

The Compensation Committee approved 2019 STIP award opportunities for the NEOs near the beginning of the performance period. As shown above, 60% of the STIP opportunity (the "Company Performance Award") was subject to the achievement of quantitative Company performance metrics tied to the achievement of strategic financial objectives for the 2019 performance period. The remaining 40% of the STIP opportunity (the "Individual Performance Award") was based on an assessment of individual performance, subject to the Compensation Committee's ability to reduce the awards. The following table reflects the 2019 STIP NEO award opportunities.

	AWARD OPPORTUNITY ($)		
NAME	THRESHOLD (50%)	TARGET (100%)	HIGH (150%)
Thomas M. Herzog	1,000,000	2,000,000	3,000,000
Scott M. Brinker	550,000	1,100,000	1,650,000
Peter A. Scott	475,000	950,000	1,425,000
Thomas M. Klaritch	450,000	900,000	1,350,000
Troy E. McHenry	287,500	575,000	862,500

The Compensation Committee established the above award opportunities following a review of compensation data for peers with substantially similar roles and responsibilities prepared by FPL Associates (as described below under "Compensation Policies and Practices—Peer Company Comparison"). The award opportunities reflect the Committee's assessment of the applicable NEO's job position and responsibilities, experience, compensation peer group data and individual performance. The 2019 STIP award opportunities for Messrs. Herzog, Brinker and Klaritch remained the same as 2018, while Messrs. Scott and McHenry received higher award opportunities for 2019, as further described under "2019 Compensation Decisions" below.

With respect to each of the performance metrics, reaching the Threshold, Target or High achievement level results in a payout of 50%, 100% or 150%, respectively, of the Target award opportunity. Payout amounts between Threshold and Target or Target and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement level.

Compensation Committee Assessment and Determination of 2019 STIP Results

COMPANY PERFORMANCE AWARDS REFLECT SUCCESSFUL EXECUTION OF OUR STRATEGIC PRIORITIES

The Compensation Committee sets executive compensation performance hurdles consistent with the Company's strategic goals and in line with our publicly disclosed initial guidance for the performance year, as applicable, consistent with our past practice.

Target performance hurdles for normalized FFO per share were set at the mid-point of our initial guidance for 2019. With respect to normalized FFO per share, our 2019 performance hurdles were lower than 2018 performance hurdles because our 2019 guidance accounted for management's strategic plans for 2019, including the significant dilutive dispositions of low quality but high-yielding assets that were expected to occur during the year, which led to a higher quality portfolio but lower normalized FFO for 2019. We do not publicly disclose guidance for Net Debt to Adjusted EBITDAre, so the Target performance hurdle was set in relation to our internally budgeted expectations.

The following table reflects the Threshold, Target and High achievement levels established by the Compensation Committee, as well as the relative weighting and outcome of each element of the Company Performance Award:

RELATIVE WEIGHTING	2018 STIP PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (150%)	Actual Result	OUTCOME
45%	Normalized FFO per share	$1.70	$1.73	$1.76	$1.76	▲ High (150%)
15%	Net Debt to Adjusted Pro Forma EBITDAre	6.2x	5.9x	5.6x	5.66x	▲ Target – High (139%)
	Weighted Blended Overall Corporate Performance Score:					▲ Target – High (148%)

SIGNIFICANTLY ABOVE-TARGET OPERATIONAL PERFORMANCE RESULTS IN COMPANY PERFORMANCE AWARD PAYOUTS ABOVE TARGET

- ✔ Strong performance in our medical office, life-science, continuing care retirement community and senior housing triple-net segments resulted in overall performance above Target for the Company Performance Award.
- ✔ Payouts are purely formulaic, calculated in accordance with the objective pre-established performance hurdles established by the Compensation Committee in early 2019.
- ✔ Each metric is paid out separately according to the achievement level—no value is paid for metrics with outcomes below Threshold. Payout amounts between Threshold, Target and High achievement levels are interpolated.

INDIVIDUAL PERFORMANCE AWARDS INCENTIVIZE INDIVIDUAL INITIATIVE AND ACHIEVEMENT

The remaining 40% of the 2019 STIP award was based on an assessment of individual performance and subject to the Company achieving normalized FFO of at least $1.70 per share, which we exceeded. The Committee has discretion to award between 0% and 150% of the NEO's Target individual performance award opportunity. The Compensation Committee took into account each NEO's individual accomplishments and contributions to our strategy and performance, as reflected in the following scorecards, in determining each NEO's individual performance award payout under the 2019 STIP.

2019 INDIVIDUAL NEO SCORECARDS

Thomas M. Herzog Chief Executive Officer

2019 Performance Highlights

- Substantially completed successful execution of a multi-year strategic plan to reposition the Company as a top-tier healthcare REIT
- Led the execution of Company objectives, resulting in financial and stock performance results that generally met or exceeded Company targets and guidance
- Worked in collaboration with the senior management team to reduce exposure to our largest tenant, Brookdale Senior Living Inc. ("Brookdale")
- Oversaw efforts to rebrand Company to "Healthpeak Properties"



2019 COMPENSATION
($ millions)

$5.5 Long-Term Equity Incentives (Target Level)

$1.0 Base Salary

$2.0 Annual Cash Incentive (Target Level)

Scott M. Brinker President and Chief Investment Officer

2019 Performance Highlights

- Led transformation and execution of our senior housing portfolio
- Led efforts on $2.7 billion of announced investments, including $1.4 billion of senior housing acquisitions, and $1.1 billion of life science acquisitions and incremental development spending
- Led efforts to improve operator diversification and the quality of our senior housing portfolio, including selling $1.4 billion of non-core senior housing assets, acquiring approximately $850 million of high quality senior housing assets, converting 39 high quality triple-net leased assets to a RIDEA structure, and restructuring and/or renewing master leases with key operators



2019 COMPENSATION
($ millions)

$1.75 Long-Term Equity Incentives (Target Level)

$0.65 Base Salary

$1.1 Annual Cash Incentive (Target Level)

Peter A. Scott Executive Vice President and Chief Financial Officer

2019 Performance Highlights

- Led efforts to sell more than $1.4 billion of equity issuances in direct support of the Company's strategic initiatives and objectives
- Executed $2.1 billion of long-term bond issuances to repurchase $1.7 billion of near-term maturing bonds, which improved our debt maturity profile and cost of capital
- Led efforts to implement a $1.0 billion commercial paper program
- Led efforts to refinance and increase credit facility capacity to $2.5 billion
- Restructured corporate finance team, leading to efficient execution of capital markets transactions and financial planning
- Led management of our life sciences portfolio and oversaw expansion in key markets, including San Francisco, CA, Boston, MA and San Diego, CA



2019 COMPENSATION ($ millions)

$1.5 Long-Term Equity Incentives (Target Level)

$0.65 Base Salary

$0.95 Annual Cash Incentive (Target Level)

Thomas M. Klaritch Executive Vice President and Chief Development and Operating Officer

2019 Performance Highlights

- Provided leadership and management of our medical office segment's successful year
- Oversaw substantial development and redevelopment projects based off an active pipeline of $1.4 billion at the end of 2019, net of $469 million project deliveries in the year, completed on-time and on-budget
- Mobilized property managers and operators in disaster preparedness and recovery efforts relating to major hurricanes and extensive wildfires
- Headed our internationally recognized sustainability efforts, including emissions and energy efficiency projects and adoption of long-term science-based targets aligned with 2°C scenario planning (see "Proxy Highlights—ESG Highlights")



2019 COMPENSATION ($ millions)

$1.5 Long-Term Equity Incentives (Target Level)

$0.6 Base Salary

$0.9 Annual Cash Incentive (Target Level)

Troy E. McHenry Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

2019 Performance Highlights

- In collaboration with management, oversaw negotiation and drove successful execution of aforementioned real estate and financing transactions in direct support of the Company's strategic initiatives and objectives
- Continued execution and development of the Company's public disclosures, including expanded transparency in the areas of governance, compensation and sustainability
- Collaborated with Mr. Klaritch on ESG strategic goals
- Enhanced ESG reporting efforts for over a dozen surveys, leading to significant year-over-year ESG score and rating improvements and numerous awards



2019 COMPENSATION ($ millions)

$0.925 Long-Term Equity Incentives (Target Level)

$0.55 Base Salary

$0.575 Annual Cash Incentive (Target Level)

The Compensation Committee determined to award Messrs. Herzog, Brinker, Scott, Klaritch and McHenry the maximum level (150%) for the individual performance portion of the 2019 STIP award. In making award determinations, the Compensation Committee took into consideration each NEO's individual contributions to execute on our repositioning strategy and transformation, 2019 financial and operational performance leading to strong results and increased stockholder value creation, and individual accomplishments and performance relative to their objectives for the year, as described in detail under each NEO's scorecard in the section entitled "2019 Individual NEO Scorecards." Noting that 2019 was a transformative year for Healthpeak, and given our strong financial performance, the Compensation Committee determined that the maximum level of payout for the individual portion of the STIP award was appropriate.

Overall 2019 STIP Results

The following table summarizes the actual annual incentive awards paid to the NEOs under the 2019 STIP in February 2020 for the 2019 performance period based on the foregoing results and determinations.

NAME	ACTUAL COMPANY PERFORMANCE (%)	ACTUAL COMPANY PERFORMANCE AWARD ($)	ACTUAL INDIVIDUAL PERFORMANCE (%)	ACTUAL INDIVIDUAL PERFORMANCE AWARD ($)	TOTAL AWARD ($)	OVERALL WEIGHTED PAYOUT (%)
Thomas M. Herzog	147%	1,768,000	150%	1,200,000	2,968,000	148%
Scott M. Brinker	147%	972,400	150%	660,000	1,632,400	148%
Peter A. Scott	147%	839,800	150%	570,000	1,409,800	148%
Thomas M. Klaritch	147%	795,600	150%	540,000	1,335,600	148%
Troy E. McHenry	147%	508,300	150%	345,000	853,300	148%

Long-Term Equity Incentive Compensation

All 2019 equity awards were granted in the form of at-risk RSUs and PSUs. We have not awarded stock options since 2014.

2019 Long-Term Incentive Plan

Our NEOs received long-term equity incentive awards under the 2019 LTIP, which awards are subject to the achievement of performance metrics and vesting criteria established by the Compensation Committee near the beginning of the performance period. The 2019 LTIP performance metrics and vesting criteria are illustrated in the graphic below.



60% — **3-year Relative TSR PSU Award**

40% FTSE Nareit Equity Health Care Index[1]
20% S&P 500 REIT Index[2]

3-YEAR CLIFF VESTING IF FUTURE RELATIVE PERFORMANCE HURDLE ACHIEVED
1-YEAR POST-VESTING HOLDING PERIOD

RESULT	HURDLES[3]
Threshold	25th Percentile (50% of Target PSU Grant)
Target	50th Percentile (100% of Target PSU Grant)
High	80th Percentile or Greater (200% of Target PSU Grant)

40% — **Retentive RSU Award**

3-YEAR ANNUAL VESTING AFTER GRANT DATE, SUBJECT TO NORMALIZED FFO PER SHARE PERFORMANCE HURDLE
1-YEAR POST-VESTING HOLDING PERIOD

[1] Excludes CareTrust REIT, Universal Health Realty Income Trust, Community Healthcare Trust, New Senior Investment Group, Global Medical REIT, and MedEquities Realty Trust, Inc. due to size incomparability, as determined by the Compensation Committee.

[2] Excludes American Tower Corp., Crown Castle Internal Corp., SBA Communications and Weyerhauser Company due to size or other incomparability, as determined by the Compensation Committee.

[3] Award is forfeited if below Threshold ranking. Percentage of Target PSUs to vest at the end of the performance period between Threshold and Target or Target and High are interpolated based on actual performance.

Under the 2019 LTIP, 60% of the award is subject to the Company's relative TSR ranking for the 3-year forward-looking performance period ending December 31, 2021 ("TSR-Based LTIP"), with 40% of the 2019 LTIP award measured against the FTSE Nareit Equity Health Care Index (the "Nareit Index") and 20% measured against the S&P 500 REIT Index (the "S&P Index"). The Compensation Committee selected a relative TSR performance metric as the basis for our performance-based LTIP awards because it allows stockholders to evaluate the Company's performance in comparison to our peers, as selected by two independent, widely used REIT indexes. It also mitigates the impact of broad market trends that are not reflective of our actual performance.

The remaining 40% of the 2019 LTIP award vests in three equal annual installments beginning on the first anniversary of the grant date. This portion of the 2019 LTIP was subject to a threshold normalized FFO per share hurdle of $1.28 for the 2019 performance year ("Retentive LTIP"). The 2019 threshold normalized FFO per share hurdle was lower than the 2018 hurdle because our 2019 guidance accounted for management's strategic plans for 2019, including the significant dispositions that were expected to occur during the year, which led to a smaller projected asset base and lower normalized FFO for 2019. The Compensation Committee believes that the Retentive LTIP awards, which vest over time independent of TSR, promote the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

2019 LTIP Award Opportunities

The Compensation Committee, in consultation with FPL Associates, approved target 2019 LTIP opportunities for the NEOs in early 2019, as set forth in the table below. The award opportunities were approved by the Compensation Committee based on its assessment of compensation data for peers with substantially similar roles and responsibilities provided by FPL Associates, each NEO's relative duties and responsibilities, and his impact on Healthpeak's results. The table below reflects the target values of the 2019 LTIP awards approved by the Compensation Committee. These amounts were divided by the closing price per share on the grant date of the award to determine the number of shares subject to the award (or the target number of shares in the case of the TSR-Based LTIP awards). The amounts reflected in the Grants of Plan Based Awards during 2019 table differ from the amounts below with respect to retentive LTIP awards due to rounding to the nearest whole share, and with respect to the TSR-Based LTIP awards, due to calculating the grant date fair value based on a Monte Carlo valuation model in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718.

The 2019 LTIP award opportunities for Messrs. Herzog, Scott and McHenry was increased from 2018 while Mr. Klaritch's 2019 LTIP award opportunity remained the same, as further described under "2019 Compensation Decisions" below. 2019 was the first year in which Mr. Brinker received an ordinary course annual LTIP award opportunity since joining Healthpeak in March 2018.

NAME	TSR-BASED LTIP NAREIT INDEX ($)	TSR-BASED LTIP S&P INDEX ($)	RETENTIVE LTIP ($)	TOTAL LTIP OPPORTUNITY ($)
Thomas M. Herzog	2,200,000	1,100,000	2,200,000	5,500,000
Scott M. Brinker	700,000	350,000	700,000	1,750,000
Peter A. Scott	600,000	300,000	600,000	1,500,000
Thomas M. Klaritch	600,000	300,000	600,000	1,500,000
Troy E. McHenry	370,000	185,000	370,000	925,000

With respect to the TSR-Based LTIP awards, reaching the Threshold, Target or High achievement levels results in a payout of 50%, 100% or 200%, respectively, of the Target award opportunity. Payout amounts between Threshold and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement levels.

The Company exceeded the normalized FFO hurdle of at least $1.28 per share for the Retentive LTIP, and the first tranche of such awards vested for each of the NEOs in February 2020. The Compensation Committee will make a determination regarding achievement of the TSR-Based LTIP performance criteria following the end of the performance period on December 31, 2021. If the performance period had ended on December 31, 2019, the 2019 TSR-Based LTIP awards would have resulted in an above-Target payout.

2017 3-Year LTIP PSU Results

The following table summarizes the actual PSU payouts awarded to the NEOs under the 2017 3-year LTIP that had a performance period ending on December 31, 2019.



RELATIVE WEIGHTING	2017 LTIP PSU PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (200%)	OUTCOME
40%	Relative TSR Performance FTSE Nareit Health Care Index	25th	50th	80th	▲ Target – High (164%)
		Actual Result 69th			
20%	Relative TSR Performance S&P 500 REIT Index	25th	50th	80th	▲ Target – High (131%)
		Actual Result 59th			
	Weighted Blended Overall Corporate Performance Score:				▲ Target – High (153%)

Status of LTIP Award Programs

The graphic below summarizes the performance periods and outcome, or projected outcome, of our TSR-Based LTIP awards granted since 2016.

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2019

LTIP PERFORMANCE PERIOD	2016	2017	2018	2019	2020	2021	STATUS
2016 3-Year LTIP		100% Completed					▼ **Below Threshold and 100% Forfeited**
2017 3-Year LTIP			100% Completed				▲ **Above Target Payout (153% Weighted Blended Overall Payout)**
2018 3-year LTIP				67% Completed			▲ **Tracking Above Target**(1)
2019 3-year LTIP				33% Completed			▲ **Tracking Above Target**(1)

(1) The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2019, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-Target level payout. We make no prediction as to the future performance of our stock.

The total amount realized with respect to the outstanding 2018 and 2019 TSR-Based LTIP awards will be determined following the 3-year performance periods ending December 31, 2020, and 2021, respectively.

LTIP PAY FOR PERFORMANCE ALIGNMENT

The forfeiture of past TSR-Based LTIP awards reflects strong pay-for-performance alignment with respect to the applicable performance periods. In 2016, 2017 and 2018, our TSR performance lagged behind the average of our peers, and as a result, our NEOs did not realize any value for their TSR-Based LTIP awards with performance periods ending in those years. However, our 2019 TSR has improved, and, as a result, the LTIP award granted in 2017 resulted in the first payout under our TSR-Based LTIP program, while the LTIP awards granted in 2018 and 2019 are now tracking a payout percentage above Target level of performance.

2019 Compensation Decisions

The Compensation Committee oversees the design and administration of our executive compensation program and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee considers analysis and recommendations from FPL Associates when making compensation decisions. Additionally, our Chief Executive Officer provides input to the Compensation Committee with respect to compensation decisions for our other executive officers based on market conditions, Company performance, and individual performance.

In establishing 2019 executive compensation, the Compensation Committee recognized that the pay levels for certain of our executive officers was well below the median compensation of similarly situated executives within our compensation peer group. As such, the Compensation Committee approved increases in several compensation components for certain of our executive officers, as follows:

- **Mr. Herzog.** The Compensation Committee increased Mr. Herzog's target 2019 LTIP award opportunity from $4,500,000 to $5,500,000, to better align his compensation with the median compensation of similarly situated executives in our compensation peer group. In making its decision to increase Mr. Herzog's compensation, the Compensation Committee considered that Mr. Herzog's pay was intentionally set below the median compensation of similarly situated executives of our peer companies when Mr. Herzog was first hired as CEO, in order to provide the Compensation Committee with time to analyze and evaluate his performance. After doing so, the Committee determined that it would be appropriate to increase Mr. Herzog's compensation to more competitive market levels over a multi-year period.
- **Mr. Scott.** The Compensation Committee increased Mr. Scott's 2019 base salary from $600,000 to $650,000, increased his target 2019 STIP award opportunity from $850,000 to $950,000, and increased his target 2019 LTIP award opportunity from $1,300,000 to $1,500,000, to better align his compensation with the median compensation of similarly situated executives in our compensation peer group, as well as to recognize his performance and accomplishments.
- **Mr. McHenry.** The Compensation Committee increased Mr. McHenry's 2019 base salary from $500,000 to $550,000, increased his target 2019 STIP award opportunity from $550,000 to $575,000, and increased his target 2019 LTIP award opportunity from $900,000 to $925,000, to better align his compensation with similarly situated executives in our compensation peer group, as well as to recognize his performance and accomplishments.

In addition, the Compensation Committee approved the following executive compensation program changes, effective for 2019:

- Eliminated tax gross-up payments on executive perquisites.
- Added a one-year post-vesting holding period for executive equity awards granted in 2019.

Compensation Policies and Practices

COMPENSATION RISK ASSESSMENT

We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on us for the reasons outlined below.

Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking.

Our executive incentive compensation balances quantitative and qualitative performance assessments. While the STIP, our annual cash incentive plan, focuses on annual goals, we cap awards under the plan and require a threshold level of Company performance. Only once a pre-determined threshold is met are our executives also eligible for a cash incentive award based on individual performance criteria. This individual performance award may only be reduced from the High achievement level (and not increased) by the Compensation Committee based on any factors it deems appropriate. The Compensation Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of our executives' compensation is in the form of equity awards to further align executive and stockholder interests. The Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our performance and stock price, and because the awards are subject to long-term vesting schedules based on forward-looking performance goals. Additionally, our stock ownership guidelines help ensure that executives have significant value tied to our performance.

Furthermore, as discussed below, the executive officers are subject to a clawback policy, which permits us to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.

POLICY REGARDING EXECUTIVE EMPLOYMENT AGREEMENTS

Our Severance Plan and Executive Change in Control Severance Plan (the "CIC Plan") (as both are further described under "Potential Payments upon a Termination or Change in Control Severance Arrangements" below) provide severance protections without the use of individual employment agreements with the Company's executives. Our severance plans, which operate in lieu of individual contractual arrangements, provide standardized severance benefits for our executives. Our general policy against executive employment agreements also eliminates guaranteed base salaries and incentive levels, which allows the Company to focus on pay for performance and other factors that the Compensation Committee deems relevant in setting executive compensation, without contractual restrictions.

COMPENSATION CONSULTANT

The Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Compensation Committee has retained FPL Associates as its outside independent compensation consultant. For 2019, FPL Associates advised the Compensation Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. FPL Associates also reviewed comparable equity REITs for 2019 and assisted the Compensation Committee with obtaining and evaluating current executive compensation data for these companies. The Compensation Committee made its 2019 compensation decisions, including those with respect to the NEOs, after consulting with FPL Associates.

FPL Associates reports directly to the Compensation Committee and works with management only as directed by the Compensation Committee. During 2019, FPL Associates did not perform work for Healthpeak other than pursuant to its engagement by the Compensation Committee. The Compensation Committee has assessed the independence of FPL Associates and concluded that its engagement of FPL Associates does not raise any conflict of interest with Healthpeak or any of its directors or executive officers.

COMPENSATION PEER GROUP

In developing our 2019 executive compensation program, the Compensation Committee considered market and peer data provided by FPL Associates. Based on FPL Associates' recommendations, the Compensation Committee maintained inclusion of the following companies as our comparable compensation peer group for 2019. The Compensation Committee also reviewed general survey compensation data from companies in the S&P 500 REIT Index when determining executive compensation.

- Alexandria Real Estate Equities, Inc.
- AvalonBay Communities, Inc.
- Boston Properties, Inc.
- Digital Realty Trust, Inc.
- Equity Residential
- Essex Property Trust, Inc.
- Host Hotels & Resorts, Inc.
- Kimco Realty Corporation
- Realty Income Corporation
- Regency Centers Corporation
- Ventas, Inc.
- VEREIT, Inc.
- Vornado Realty Trust
- Welltower Inc.

PEER COMPANY COMPARISON

The 2019 compensation peer companies were selected in 2018 and consist of S&P 500 equity REITs with market capitalizations the Compensation Committee believed comparable to Healthpeak. In making its compensation comparisons, the Committee took into account, among other things, Healthpeak's enterprise value and market capitalization compared to the peer companies, as shown below:

AS OF DECEMBER 31, 2018*
(in billions)



*   Source: S&P Global for Market Capitalization and Total Assets; KeyBanc for Enterprise Value.

COMPENSATION ASSESSMENT

In early 2019, the Compensation Committee reviewed compensation data for executives at peer companies with positions comparable to those held by the NEOs. This data consisted of base salary, annual cash incentive award and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements and related public filings. Although the Compensation Committee reviewed and discussed the compensation data provided by FPL Associates to help inform its decision making process, the Compensation Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Compensation Committee in making compensation decisions.

Except as otherwise discussed in our CD&A, with respect to the objective performance criteria that form the basis of our executive compensation program, the Compensation Committee's executive compensation decisions for 2019 were subjective and the result of the Compensation Committee's business judgment, which is informed by the experiences of the members of the Compensation Committee, input and peer group data provided by FPL Associates, and the Compensation Committee's overall assessment of executive compensation trends.

STOCK OWNERSHIP GUIDELINES

The Compensation Committee believes that ownership of Healthpeak securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president, senior managing director, or higher own minimum levels of common stock and unvested stock awards. All executives are required to achieve their mandatory holdings within five years of the adoption of the program or, as to newly hired or promoted executives, within five years of becoming subject to the guidelines.

EXECUTIVE	STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY
CEO	10x
Other NEOs	6x
Executive Officers (Non-NEOs)	3x

All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements.

CLAWBACK POLICY

Our Board has adopted a clawback policy that allows us, in circumstances the Board determines to be appropriate with consideration to all given facts, to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer in circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.

ANTI-HEDGING POLICY

Our Board recognizes that hedging against losses in Healthpeak securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders. For this reason, officers, directors and employees are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Healthpeak securities.

ANTI-PLEDGING POLICY	Our Board recognizes that a forced margin sale or foreclosure sale of Healthpeak securities may negatively impact our stock price or violate our insider trading policy. Accordingly, our Board adopted a policy that prohibits officers, directors and employees from holding Healthpeak securities in a margin account or pledging Healthpeak securities as collateral for a loan.
NO TAX GROSS UP PAYMENTS	None of our NEOs are entitled to tax gross-up payments on severance benefits or in the event they are subject to excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code") as a result of a change in control of the company. In addition, in 2019, our Compensation Committee eliminated tax gross-up payments on executive perquisites.
TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION	Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year. The Tax Cuts and Jobs Act of 2017 (the "Jobs Act") made substantial changes to Section 162(m) of the Code. Pursuant to the Jobs Act, certain awards granted before November 2, 2017, that were based upon attaining pre-established performance measures that were set by the Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. As one of the factors in its consideration of compensation matters, the Compensation Committee notes this deductibility limitation. However, the Compensation Committee generally has the flexibility to take any compensation-related actions that it determines are in the Company's and its stockholders best interest, including designing and awarding compensation for our executive officers that is not fully deductible for tax purposes. In addition, we qualify as a REIT under the Code and are not subject to federal income taxes, meaning that the payment of compensation that is not deductible under Section 162(m) does not have a material adverse consequence to us as long as we qualify as a REIT under the Code. Furthermore, there can be no assurance that any compensation will in fact be deductible.

Executive Compensation Tables

Summary Compensation Table—2019

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2019, 2018 and 2017, in the manner and format required under applicable SEC rules.

NAME AND PRINCIPAL POSITION(S)	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)[1]	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas M. Herzog	2019	1,000,000	—	5,928,766	—	2,968,000	—	11,200	9,907,966
Chief Executive Officer	2018	1,000,000	—	4,811,330	—	2,786,250	—	22,239	8,619,819
	2017	750,000	—	4,550,423	—	1,683,000	—	327,577	7,311,000
Scott M. Brinker	2019	650,000	—	1,886,431	—	1,632,400	—	11,200	4,180,031
President and Chief Investment Officer	2018	541,667	—	5,000,040	—	1,532,438	—	3,092,941	10,167,086
Peter A. Scott	2019	650,000	—	1,617,050	—	1,409,800	—	11,200	3,688,050
Executive Vice President and Chief Financial Officer	2018	600,000	—	1,391,169	—	1,184,156	—	411,000	3,586,325
	2017	487,500	650,000	3,500,132	—	823,000	—	187,227	5,647,859
Thomas M. Klaritch	2019	600,000	—	1,617,050	—	1,335,600	—	11,200	3,563,850
Executive Vice President, Chief Operating Officer and Chief Development Officer	2018	600,000	—	1,605,089	—	1,073,813	—	11,000	3,289,902
	2017	485,156	—	1,101,069	—	1,058,000	—	10,800	2,655,025
Troy E. McHenry	2019	550,000	—	997,215	—	853,300	—	11,200	2,411,716
Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary	2018	500,000	—	1,963,224	—	766,219	—	11,000	3,240,443
	2017	450,000	—	1,040,142	—	529,000	—	10,800	2,029,942

[1] The amounts reported in column (e) of the table above for each fiscal year reflect the fair value on the grant date of the RSU and PSU equity awards granted to NEOs during the fiscal year. These grant date fair values include, in each case and as applicable, both annual equity awards and any one-time equity awards, such as awards in connection with a new hire or for retention purposes. For the grant date fair value of each equity award granted to an NEO in 2019, see the "Grants of Plan-Based Awards During 2019" table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (e), see the discussion of stock awards contained in Note 14—Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report. As to PSUs awarded to NEOs, the grant date fair value of the awards included in column (e) for the year of grant was determined using a Monte Carlo simulation which probability weights multiple potential outcomes as of the grant date of the award. The assumptions made in applying the Monte Carlo simulation to determine the grant date fair value of the PSUs awarded in 2019, 2018 and 2017 included: the closing price of a share of Healthpeak common stock on the grant date of $30.84, $21.77 and $30.85, respectively; expected share price volatility assumption of 21.30%, 24.92% and 24.54%, respectively; and a risk-free annual interest rate assumption of 2.50%, 2.38% and 1.45%, respectively. Under the terms of the PSU awards, between 0% and 200% of the "target" number of shares subject to the awards may vest based on performance for the applicable performance period. The following table presents the grant date fair values of PSUs (i) determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements using the Monte Carlo simulation and (ii) assuming that the highest level of performance conditions would be achieved:

NAME	2019 ($)		2018 ($)		2017 ($)	
	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)
Thomas M. Herzog	3,728,733	7,457,465	3,011,222	6,022,444	2,975,407	5,950,813
Scott M. Brinker	1,186,424	2,372,849	—	—	—	—
Peter A. Scott	1,016,965	2,033,930	871,105	1,742,210	—	—
Thomas M. Klaritch	1,016,965	2,033,930	1,005,086	2,010,171	719,948	1,439,895
Troy E. McHenry	627,135	1,254,271	603,071	1,206,141	680,123	1,360,246

[2] As described under "—2019 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A, each of our NEOs received an annual cash incentive award for 2019, which, in each case, is reported in column (g).

[3] The 2019 amounts reported in column (i) consist of a 401(k) Plan matching contribution of $11,200 made on behalf of each NEO in accordance with the terms of our 401(k) Plan.

Grants of Plan-Based Awards During 2019

The following table presents information regarding the incentive awards granted to our NEOs during 2019, in the manner and format required under applicable SEC rules.

			ESTIMATED FUTURE PAYMENTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYMENTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER AWARDS		
									STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[1]
NAME		GRANT DATE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)			
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Thomas M. Herzog	Annual Incentive	—	1,000,000	2,000,000	3,000,000	—	—	—	—	—	—
	LTIP RSU	2/15/2019	—	—	—	—	—	—	71,337	—	2,200,033
	LTIP PSU NAREIT	2/15/2019	—	—	—	35,668	71,336	142,672	—	—	2,426,137
	LTIP PSU S&P	2/15/2019				17,834	35,668	71,336	—	—	1,302,595
Scott M. Brinker	Annual Incentive	—	550,000	1,100,000	1,650,000	—	—	—	—	—	—
	LTIP RSU					—	—	—	22,698		700,006
	LTIP PSU NAREIT					11,349	22,698	45,396	—	—	771,959
	LTIP PSU S&P		—	—	—	5,675	11,349	22,698	—	—	414,465
Peter A. Scott	Annual Incentive	—	475,000	950,000	1,425,000	—	—	—	—	—	—
	LTIP RSU	2/15/2019	—	—	—	—	—	—	19,458	—	600,085
	LTIP PSU NAREIT	2/15/2019	—	—	—	9,728	19,456	38,912	—	—	661,699
	LTIP PSU S&P	2/15/2019	—	—	—	4,864	9,728	19,456	—	—	355,267
Thomas M. Klaritch	Annual Incentive	—	450,000	900,000	1,350,000	—	—	—	—	—	—
	LTIP RSU	2/15/2019	—	—	—	—	—	—	19,458	—	600,085
	LTIP PSU NAREIT	2/15/2019	—	—	—	9,728	19,456	38,912	—	—	661,699
	LTIP PSU S&P	2/15/2019	—	—	—	4,864	9,728	19,456	—	—	355,267
Troy E. McHenry	Annual Incentive	—	287,500	575,000	862,500	—	—	—	—	—	—
	LTIP RSU	2/15/2019	—	—	—	—	—	—	12,000	—	370,080
	LTIP PSU NAREIT	2/15/2019	—	—	—	5,999	11,998	23,996	—	—	408,052
	LTIP PSU S&P	2/15/2019	—	—	—	3,000	5,999	11,998	—	—	219,083

[1] The amounts reported in column (k) of the table above have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (k), see the discussion of stock awards contained in Note 14—Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report, and footnote (1) to the Summary Compensation Table above.

Description of Plan-Based Awards

2014 Plan

All 2019 awards reported in the above table were granted under, and are subject to, the 2014 Plan, approved by our stockholders on May 1, 2014, as amended from time to time. The Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations thereunder.

Non-Equity Incentive Plan Awards

Our NEOs' 2019 non-equity incentive awards reported in the above table are described under "2019 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A.

Equity Incentive Awards

The Grants of Plan-Based Awards During 2019 table above reflects the PSU and RSU awards granted to our eligible NEOs, as described under "2019 NEO Compensation—Long-Term Equity Incentive Compensation" in our CD&A. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2019 3-YEAR LTIP PSUs

The PSUs granted in respect of the 2019 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2019 through December 31, 2021, subject to a one-year post-vesting holding requirement to promote retention and align executives' long-term interests with those of our stockholders. This one-year holding requirement will lapse upon death or disability. If the employment of an NEO terminates due to death or disability or if Healthpeak terminates the NEO without cause, the PSUs will remain outstanding during the performance period and the eligible NEO will receive the number of units earned, if any, had the NEO remained employed with the Company until the end of the performance period. For each NEO, if there is a change in control of Healthpeak during the performance period, the performance period for the PSUs will be shortened and performance will be determined based on such shortened period and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with the change in control.

2019 RETENTIVE LTIP RSUs

RSUs granted in respect of the 2019 Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date subject to a performance hurdle related to normalized FFO per share for the 2019 performance period of $1.28, which we exceeded. The awards are also subject to a one-year post-vesting holding requirement to promote retention and align executives' long-term interests with those of our stockholders. This one-year holding requirement will lapse upon death or disability. If the NEO's employment terminates due to death or disability, if Healthpeak terminates the NEO without cause (whether before or after a change in control of Healthpeak), or if the NEO terminates his or her employment for good reason following a change in control of Healthpeak, the RSUs will fully vest as of the severance date. If a change in control of Healthpeak occurs and outstanding equity awards are to be terminated in connection with the transaction and not assumed or continued by an acquiring entity, then the outstanding RSUs will fully vest in connection with such change in control.

OTHER TERMS

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest. The NEO does not have the right to vote or dispose of the units, but does have the right to receive dividend equivalents in the form of cash payments based on the amount of dividends paid by Healthpeak during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 2019 3-Year LTIP PSUs will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related threshold performance requirement for the award is satisfied (and forfeited in whole if the related threshold performance goal is not satisfied).

Outstanding Equity Awards at December 31, 2019

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2019.

		OPTION AWARDS				STOCK AWARDS			
NAME (a)	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (b)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (c)	OPTION EXERCISE PRICE ($) (d)	OPTION EXPIRATION DATE (e)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (f)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1] (g)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (h)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1] (i)
Thomas M. Herzog	2/15/2019	—	—	—	—	71,337[2]	2,458,986	—	—
	2/15/2019	—	—	—	—	—	—	142,672[3]	4,917,904
	2/15/2019	—	—	—	—	—	—	71,336[3]	2,458,952
	10/3/2018	—	—	—	—	3,154[4]	108,718	—	—
	10/3/2018	—	—	—	—	—	—	9,458[5]	326,017
	10/3/2018	—	—	—	—	—	—	4,730[5]	163,043
	2/14/2018	—	—	—	—	51,448[4]	1,773,413	—	—
	2/14/2018	—	—	—	—	—	—	154,342[5]	5,320,169
	2/14/2018	—	—	—	—	—	—	77,172[5]	2,660,119
	2/13/2017	—	—	—	—	17,018[6]	586,610	—	—
	2/13/2017	—	—	—	—	—	—	83,866[7]	2,890,861
	2/13/2017	—	—	—	—	—	—	33,545[7]	1,156,296
Scott M. Brinker	2/15/2019	—	—	—	—	22,698[2]	782,400	—	—
	2/15/2019	—	—	—	—	—	—	45,396[3]	1,564,800
	2/15/2019	—	—	—	—	—	—	22,698[3]	782,400
	3/1/2018	—	—	—	—	228,000[8]	7,859,160	—	—
Peter A. Scott	2/15/2019	—	—	—	—	19,458[2]	670,717	—	—
	2/15/2019	—	—	—	—	—	—	38,912[3]	1,341,297
	2/15/2019	—	—	—	—	—	—	19,456[3]	670,648
	2/14/2018	—	—	—	—	15,926[4]	548,969	—	—
	2/14/2018	—	—	—	—	—	—	47,774[5]	1,646,770
	2/14/2018	—	—	—	—	—	—	23,888[5]	823,419
	5/15/2017	—	—	—	—	64,312[9]	2,216,835	—	—
	2/13/2017	—	—	—	—	10,805[6]	372,448	—	—
Thomas M. Klaritch	2/15/2019	—	—	—	—	19,458[2]	670,717	—	—
	2/15/2019	—	—	—	—	—	—	38,912[3]	1,341,297
	2/15/2019	—	—	—	—	—	—	19,456[3]	670,648
	2/14/2018	—	—	—	—	18,374[4]	633,352	—	—
	2/14/2018	—	—	—	—	—	—	55,122[5]	1,900,055
	2/14/2018	—	—	—	—	—	—	27,562[5]	950,062
	2/13/2017	—	—	—	—	4,118[6]	141,947	—	—
	2/13/2017	—	—	—	—	—	—	20,292[7]	699,465
	2/13/2017	—	—	—	—	—	—	8,117[7]	279,793
	2/3/2014	31,759	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	18,293	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	14,955	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	25,028	—	32.16	1/27/2021	—	—	—	—

NAME	AWARD GRANT DATE	OPTION AWARDS				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Troy E. McHenry	2/15/2019	—	—	—	—	12,000[2]	413,640	—	—
	2/15/2019	—	—	—	—	—	—	23,996[3]	827,142
	2/15/2019	—	—	—	—	—	—	11,998[3]	413,571
	10/3/2018	—	—	—	—	39,405[10]	1,358,290	—	—
	2/14/2018	—	—	—	—	11,026[4]	380,066	—	—
	2/14/2018	—	—	—	—	—	—	33,074[5]	1,140,061
	2/14/2018	—	—	—	—	—	—	16,538[5]	570,065
	2/13/2017	—	—	—	—	3,890[6]	134,088	—	—
	2/13/2017	—	—	—	—	—	—	19,170[7]	660,790
	2/13/2017	—	—	—	—	—	—	7,668[7]	264,316
	2/3/2014	7,727	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	3,807	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	3,264	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	7,126	—	32.16	1/27/2021	—	—	—	—

[1] The number of shares or units reported in column (f) reflect time-vested RSU awards, while the number of units or shares reported in column (h) reflect PSUs, assuming maximum payout level (200%) for the PSUs granted in 2018 and 2019, based on such awards currently tracking at an above-Target payout, and reflecting the actual payout level for PSUs granted in 2017 determined after the end of the 2019 fiscal year. The dollar amounts shown in columns (g) and (i) are determined by multiplying the number of shares or units reported in columns (f) or (h), respectively, by $34.47 (the closing price of our common stock on the last trading day of 2019).

[2] The unvested portions of this award are scheduled to vest in three equal installments on February 15, 2020, 2021 and 2022.

[3] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2021. The number of shares reported is based on the achievement of Target performance goals at the maximum payout level.

[4] The unvested portions of this award are scheduled to vest in two equal installments on February 14, 2020 and 2021.

[5] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2020. The number of shares reported is based on the achievement of Target performance goals at the maximum payout level.

[6] The unvested portion of this award vested on February 13, 2020.

[7] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2019. The number of shares reported is based on actual performance. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

[8] The unvested portions of this award are scheduled to vest in five equal installments on March 1, 2020, 2021, 2022, 2023 and 2024.

[9] The unvested portions of this award are scheduled to vest in four equal installments on May 15, 2020, 2021, 2022 and 2023.

[10] The unvested portions of this award are scheduled to vest in five equal installments on October 3, 2020, 2021, 2022, 2023 and 2024.

Option Exercises and Stock Vested During 2019

The following table presents information regarding the exercise of stock options by NEOs during 2019 and the vesting of other stock awards during 2019 that were previously granted to our NEOs.

	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
NAME				
(a)	(b)	(c)	(d)	(e)
Thomas M. Herzog	—	—	89,154	2,793,749
Scott M. Brinker	—	—	—	—
Peter A. Scott	—	—	34,846	1,080,102
Thomas M. Klaritch	35,014	396,358	21,978	681,385
Troy E. McHenry	—	—	14,691	455,122

[1] The dollar amount shown in column (c) above for option awards is determined by multiplying the number of shares underlying the vested portion of the option award by the per share closing price of Healthpeak common stock on the exercise date, less the exercise price per share. The values reported in the table above do not represent the actual cash value realized by the named individual upon the exercise of the option award to the extent such individual did not immediately sell the shares upon vesting.

[2] The dollar amount shown in column (e) above for stock awards is determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of Healthpeak common stock on the vesting date. The values reported in the table above do not represent the actual cash value realized by the named individual upon the vesting of shares to the extent such individual did not immediately sell the shares upon vesting.

Potential Payments Upon a Termination or Change in Control

The following section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with Healthpeak and/or a change in control of Healthpeak. You should read this section in combination with "Description of Plan-Based Awards—Equity Incentive Awards" above, which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of Healthpeak.

Severance Plans

Executive Severance Plan

We provide competitive severance benefits to attract and retain key employees with outstanding talent and ability. The Compensation Committee determined that the adoption of the Severance Plan in lieu of entering into individual employment agreements with our executives was consistent with compensation best practices. Severance benefits are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. See "Compensation Policies and Practices—Policy Regarding Executive Employment Agreements" in our CD&A.

The Severance Plan is intended to provide severance benefits to employees who are selected by the Compensation Committee to participate, including each NEO, upon a termination of employment by us without "cause" (as defined in the Severance Plan) other than in circumstances in which the participant would receive benefits under the CIC Plan (described under "—Executive Change in Control Severance Plan" below), as set forth below:

SEVERANCE BENEFIT	AMOUNT
Cash Severance Installment Payments	Two times[1] the sum of: • Base salary, plus • Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for two years
Annual Cash Incentive Award	Prorated annual incentive award, payable based on actual performance at time award would have been paid if NEO had not terminated employment
Service-Based Equity Awards	• Stock options fully vested • RSU awards continue to vest according to their terms for 24 months, after which any remaining unvested portion will become fully vested
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements (although such awards will become fully vested with respect to any time-based vesting requirement)

[1] Effective January 29, 2020, Mr. Herzog's severance multiplier changed to three, and Mr. Brinker's severance multiplier changed to two and a half, and the amount of cash payments in lieu of COBRA premiums payable to each of them changed to three years and two and a half years, respectively. In accordance with applicable SEC rules, the calculations of the estimated severance benefits are presented using the benefit formula in effect on December 31, 2019.

An NEO's right to receive benefits under the Severance Plan is subject to his or her execution of a general release of claims against us, and his or her agreement to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants. Payments (or benefits payable) to an NEO under the Severance Plan will, to the extent applicable, either be reduced to avoid excise taxes under Sections 280G and 4999 of the Code or be paid in full (with the NEO paying any such excise taxes), whichever option places the NEO in the best after-tax position.

Executive Change in Control Severance Plan

All of our current officers are participants in the CIC Plan. Under the CIC Plan, if a change in control of Healthpeak occurs during the term of the CIC Plan and a participant's employment with Healthpeak is terminated by Healthpeak without cause or by the participant for good reason within the two-year period following the change in control, the participant will generally be entitled to receive the following benefits:

SEVERANCE BENEFIT	AMOUNT
Lump Sum Cash Severance Payment	Two times (three times for CEO)[1] the sum of: • Base salary, plus • Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for two years (three years for CEO)
Annual Cash Incentive Award	Prorated target annual incentive award
Retirement Plan Benefits	• Full vesting of any non-qualified retirement plan benefits • Cash payment equal to unvested benefits under 401(k) Plan
Service-Based Equity Awards	Full vesting; options remain exercisable for one year (two years for CEO) or upon earlier expiration
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements, unless otherwise noted in agreement (although such awards will become fully vested with respect to any time-based vesting requirement)

[1] Effective January 29, 2020, Mr. Brinker's severance multiplier changed to two and a half, and the amount of the cash payment in lieu of COBRA premiums payable to him changed to two and a half years. In accordance with applicable SEC rules, the calculations of the estimated severance and change-in-control benefits are presented using the benefit formula in effect on December 31, 2019.

For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan. A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of Healthpeak upon the termination of the participant's employment. Participants are also subject to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants under the CIC Plan. Participants in the CIC Plan are not entitled to tax gross-ups under the CIC Plan or any other agreement with the Company.

Estimated Severance and Change-in-Control Benefits

Severance Benefits

The following table presents our estimate of the amount of the benefits to which the NEOs would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of the Severance Plan on December 31, 2019. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of employment.

	TERMINATION BY HEALTHPEAK WITHOUT CAUSE				TERMINATION DUE TO EXECUTIVE'S RETIREMENT, DEATH OR DISABILITY			
NAME	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/ LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)	CASH SEVERANCE ($)	CONTINUATION OF HEALTH BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Thomas M. Herzog	8,968,000	33,525	15,490,577	24,492,102	—	—	15,490,577	15,490,577
Scott M. Brinker	5,132,400	72,902	9,815,160	15,020,462			9,815,160	9,815,160
Peter A. Scott	4,609,800	46,653	6,050,037	10,706,490	—	—	6,050,037	6,050,037
Thomas M. Klaritch	4,335,600	33,525	4,515,777	8,884,902	—	—	4,515,777	4,515,777
Troy E. McHenry	3,103,300	72,902	4,364,902	7,541,103	—	—	4,364,902	4,364,902

[1] As described above under "—Severance Plans—Executive Severance Plan" and as quantified in this column, the Severance Plan provides for a cash severance payment in the event of a qualifying termination of employment based on a multiple of base salary and annual bonus. For purposes of the Severance Plan, the annual bonus component of the severance payment is based on such individual's target bonus amount in effect on the date of termination. Additionally, the Severance Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2019, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $2,968,000; Mr. Brinker, $1,632,400; Mr. Scott, $1,409,800; Mr. Klaritch, $1,335,600; and Mr. McHenry, $853,300.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of two years.

[3] These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For RSU awards, this value is calculated by multiplying $34.47 (the closing price of our common stock on the last trading day of 2019) by the number of units subject to the portion of the award that would have accelerated. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels. Note that the equity awards granted in 2018 and 2019 do not include provisions for accelerated vesting on the executive's retirement.

Change-in-Control Benefits

As described above under "Description of Plan-Based Awards-2019 3-Year LTIP PSUs," if there is a change in control of Healthpeak during the performance period for the PSUs granted to the NEOs in 2019, the performance period for such PSUs will be shortened and performance will be determined based on such shortened period, and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with such change in control. This acceleration also applies to PSUs granted to the NEOs in 2017 and 2018.

Assuming that a change in control of Healthpeak occurred on December 31, 2019, the values of the unvested portions of the PSUs held by each NEO that would have accelerated in connection with such change in control (calculated using a price per share of $34.47, which is the closing price of our common stock on the last trading day of 2019) are as follows: (1) $10,562,849 for Mr. Herzog, (2) $1,173,600 for Mr. Brinker, (3) $2,241,067 for Mr. Scott, (4) $3,069,760 for Mr. Klaritch, and (5) $2,078,817 for Mr. McHenry.

Change-in-Control Severance Benefits

The following table presents our estimate of the benefits to which each of the NEOs would have been entitled had a change in control occurred on December 31, 2019 (and the executive's employment with Healthpeak had terminated under the circumstances described above on such date before any excise-tax reduction under our CIC Plan described above or under the executive's applicable equity award agreement).

NAME	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/ LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Thomas M. Herzog	11,968,000	50,287	4,927,728	16,946,015
Scott M. Brinker	5,132,400	72,902	8,641,560	13,846,862
Peter A. Scott	4,609,800	46,653	3,808,969	8,465,423
Thomas M. Klaritch	4,335,600	33,525	1,446,017	5,815,141
Troy E. McHenry	3,103,300	72,902	2,286,085	5,462,287

[1] As described above under "—Severance Plans—Executive Change in Control Severance Plan" and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2019, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $2,968,000; Mr. Brinker, $1,632,400; Mr. Scott, $1,409,800; Mr. Klaritch, $1,335,600; and Mr. McHenry, $853,300.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of three years for Mr. Herzog and two years for each of the other listed NEOs.

[3] See footnote (3) to the preceding table under "—Severance Benefits" for the manner of calculating equity acceleration value. All outstanding RSUs held by an NEO as of December 31, 2019 would accelerate upon a termination of the NEO's employment by the Company without cause or by the NEO for good reason upon or following a change in control of Healthpeak. See PSU values (disclosed above) that would vest on a change in control.

Pay Ratio

The following pay ratio and supporting information compares the annual total compensation of our CEO and the annual total compensation of our employees other than our CEO, as required by Section 953(b) of the Dodd-Frank Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2019, our last completed fiscal year:

- The annual total compensation of our median employee was $145,000; and

- The annual total compensation of our CEO, as reported in the Summary Compensation Table, was $9,907,966.

Based on the foregoing, the estimated ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 68:1. To determine the pay ratio, we took the steps outlined below.

We determined that as of December 31, 2019, our employee population (excluding our CEO) consisted of 245 individuals, all of whom were located in the United States. This population consists of our full-time and temporary employees, as well as independent contractors for whom we establish compensation. We did not have any seasonal employees. We excluded independent contractors whose compensation is determined by an unaffiliated third party.

To identify the median employee, we computed each employee's annual compensation consisting of annual base salary as well as all cash bonuses and the grant date value of equity awards granted during the year, as applicable. For these purposes, we annualized the base salary and cash bonuses of employees who did not work for us for the entire year, other than temporary employees. We did not make any cost of living adjustments. Once we identified our median employee, we calculated that employee's annual total compensation for 2019 in accordance with the requirements of the SEC's rules for calculating the "total" compensation of each of our NEOs for 2019 for purposes of the Summary Compensation Table above. With respect to our CEO, we used the amount reported as total compensation in the Summary Compensation table. Any adjustments, estimates and assumptions used to calculate our CEO's total annual compensation are described in the footnotes to the Summary Compensation Table.

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Equity Compensation Plan Information

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options and the number of shares remaining available for future award grants as of December 31, 2019.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,338,615[1]	35.18[2]	28,298,894[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**2,338,615**	**35.18**	**28,298,894**

[1] Of these shares, 638,268 were subject to outstanding stock options and 1,700,347 were subject to outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

[2] This weighted average exercise price does not reflect the 1,700,347 shares that will be issued upon the vesting of outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

[3] Of the aggregate number of shares that remained available for issuance as of December 31, 2019, all were available under the 2014 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs.

Security Ownership of Principal Stockholders, Directors and Management

The following table sets forth certain information as of March 2, 2020 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by: (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each director and nominee for election as director; (iii) each of the NEOs and (iv) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC.

| NAME OF BENEFICIAL OWNER | SHARES BENEFICIALLY OWNED[1] | | |
	NUMBER OF SHARES	NUMBER OF OPTIONS/ RSUs[2]	PERCENT OF CLASS[3]
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates[4] 100 Vanguard Boulevard Malvern, PA 19355	83,515,308	—	16.37%
BlackRock, Inc.[5] 55 East 52nd Street New York, NY 10055	58,722,132	—	11.5%
State Street Corporation[6] State Street Financial Center One Lincoln Street Boston, MA 02111	35,014,100	—	6.87%
Directors			
Thomas M. Herzog[7]	190,048[8]	—	*
Brian G. Cartwright	23,870	5,348	*
Christine N. Garvey	22,587[9]	5,348	*
R. Kent Griffin, Jr.	30,575	5,348	*
David B. Henry	55,266	5,348	*
Lydia H. Kennard	6,375	5,348	*
Sara G. Lewis	3,000	2,216	*
Katherine M. Sandstrom	5,761	5,348	*
Named Executive Officers			
Scott M. Brinker	24,413	—	*
Peter A. Scott	38,824	—	*
Thomas M. Klaritch	204,993	90,035	*
Troy E. McHenry	48,676	21,924	*
All current directors and executive officers as a group (15 persons)	**701,354**	**140,915**	*

* Less than 1%

[1] Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.

[2] For the Independent Directors, consists of shares represented by unvested RSU awards that will vest within 60 days of March 2, 2020, and, for Ms. Garvey and Messrs. Cartwright and Henry, who are retirement eligible, includes additional shares represented by unvested RSU awards that will automatically vest upon a qualified retirement (as defined in the applicable award agreement). For executive officers, consists of shares issuable upon exercise of outstanding stock options that are currently vested.

(3) Unless otherwise indicated, based on 505,631,485 shares outstanding as of March 2, 2020. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (i) shares issuable within 60 days following March 2, 2020, upon exercise of outstanding stock options and (ii) shares represented by unvested RSUs that will vest within 60 days of March 2, 2020, or upon the individual's qualified retirement, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

(4) Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2019, and was obtained from a Schedule 13G/A filed on February 11, 2020, with the SEC. According to the Schedule 13G/A, Vanguard has sole voting power over 1,256,617 shares, shared voting power over 711,322 shares, sole dispositive power over 82,121,938 shares and shared dispositive power over 1,393,370 shares of our common stock. The Schedule 13G/A states that Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each a wholly-owned subsidiary of Vanguard, are the beneficial owners of 560,162 and 1,529,663 shares, respectively, as a result of serving as investment managers of collective trust accounts and of Australian investment offerings, respectively.

(5) Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2019, and was obtained from a Schedule 13G/A filed on February 4, 2020, with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 53,203,049 shares and sole dispositive power over 58,722,132 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(6) Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2019, and was obtained from a Schedule 13G filed on February 13, 2020, with the SEC. According to the Schedule 13G, State Street has shared voting power over 29,452,524 shares and shared dispositive power over 34,948,056 shares of our common stock.

(7) Mr. Herzog is also an NEO.

(8) Consists of shares held in a family trust.

(9) Consists of shares held in a family trust.

Proposal 3:
Ratification of Appointment of Independent Registered Public Accounting Firm

Pointe Grand (San Francisco, CA)

Auditor Evaluation and Appointment

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm that audits the Company's financial statements and internal control over financial reporting. The Audit Committee has appointed Deloitte to continue to serve as Healthpeak's independent registered public accounting firm for the year ending December 31, 2020. Deloitte has served as Healthpeak's independent registered public accounting firm since March 3, 2010.

The Audit Committee annually reviews Deloitte's performance and independence in deciding whether to engage a different independent registered public accounting firm. In the course of these reviews, the Audit Committee considers, among other things:

- Deloitte's independence from the Company and management, including any factors that may impact Deloitte's objectivity
- Deloitte's qualifications and capability in handling all aspects of the Company's operations
- The desired balance of Deloitte's experience and fresh perspective occasioned by mandatory audit partner rotation
- The experience, qualifications and performance of our existing audit engagement team
- Any issues raised by the Public Company Accounting Oversight Board's ("PCAOB") most recent quality control review of Deloitte
- The quality and candor of Deloitte's communications with the Audit Committee and management
- Deloitte's quality control procedures
- The quality and effectiveness of Deloitte's historical and recent audit plans and performance on our audit
- The advisability and potential impact of appointing a different independent public accounting firm

Voting Standard

We are asking our stockholders to ratify the appointment of Deloitte as our independent registered public accounting firm for 2020. Ratification requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting. Although ratification is not required by our organizational documents or otherwise, our Board is submitting the appointment of Deloitte to our stockholders as a matter of good corporate governance practices. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company. A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

 **Our Board unanimously recommends a vote FOR ratification of the appointment of Deloitte as our independent registered public accounting firm for 2020**

Following this review, the Audit Committee believes that Deloitte's continued engagement as our independent registered public accounting firm is in the best interests of the Company for the following reasons:

EXPERIENCE AND EFFECTIVENESS

Enhanced audit quality. Through years of experience, Deloitte has gained significant institutional knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting.

Effective audit plans and efficient fee structures. Deloitte's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.

Maintaining continuity avoids disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.

STRONG INDEPENDENCE CONTROLS

Thorough Committee oversight. The Audit Committee believes that any concerns with Deloitte's tenure are mitigated by the Audit Committee's oversight, which includes ongoing engagement with Deloitte and a comprehensive annual review process.

Robust pre-approval policies and limits on non-audit services. The Audit Committee must preapprove all audit and non-audit services performed by Deloitte, including the types of services to be provided and the estimated fees relating to those services.

Deloitte's strong internal independence procedures and regulatory framework. Deloitte conducts periodic internal quality reviews of its audit work and rotates lead partners every five years. Deloitte is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Audit and Non-Audit Fees

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2019 and 2018 (in thousands).

	2019	2018
Audit Fees[1]	$2,601	$2,477
Audit-Related Fees[2]	448	526
Tax Fees:		
Tax Compliance[3]	538	727
Tax Planning and Tax Advice[4]	959	1,090
All Other Fees	—	—
Total	**$4,546**	**$4,820**

[1] Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.

[2] Audit-related fees primarily relate to, among other things, fees for the separate audits of certain of our consolidated subsidiaries and certain accounting consultations.

[3] Tax compliance fees primarily involve the preparation or review of tax returns.

[4] Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state and local tax issues related to various transactions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Pursuant to its charter and good corporate governance practices, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte and all related fees. The Audit Committee has delegated its pre-approval authority to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2019 and 2018.

Audit Committee Report

The Audit Committee currently consists of four members: Mr. Griffin (Chair) and Mses. Kennard, Lewis and Sandstrom. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and that Mr. Griffin and Ms. Lewis are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at www.healthpeak.com/corporate-responsibility/governance.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered public accounting firm for 2019, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the fiscal year ended December 31, 2019, Deloitte's evaluation of our internal control over financial reporting, significant accounting policies and practices and management judgments and estimates. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. In addition, the Audit Committee has discussed with Deloitte any relationships that may impact its objectivity and independence and satisfied itself as to Deloitte's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2019, be included in the Annual Report, as filed with the SEC.

Audit Committee of the Board of Directors

R. KENT GRIFFIN, JR. (Chair)
LYDIA H. KENNARD
SARA G. LEWIS
KATHERINE M. SANDSTROM

Additional Information about the Annual Meeting

Voting at the Annual Meeting

General Information

Stockholders of record of our common stock as of the close of business on March 2, 2020, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 505,631,485 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy.

Board Recommendations

01 Election of Directors

Our board believes that the eight director nominees represent a breadth of qualifications, as well as diverse perspectives, to provide effective leadership, oversight and guidance.

Our Board recommends a vote FOR each director nominee

See page **13**

02 Approval, on an Advisory Basis, of 2019 Executive Compensation

Our executive compensation program links pay to performance and is designed to create greater alignment with the interests of our stockholders and promote the creation of long-term value.

Our Board recommends a vote FOR this proposal

See page **36**

03 Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Deloitte as our independent registered public accounting firm for 2020 and the Board is submitting this vote to our stockholders for ratification.

Our Board recommends a vote FOR this proposal

See page **67**

Voting via the Internet, Telephone or Mail

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 8:59 p.m. Pacific Time (11:59 p.m. Eastern Time) on April 22, 2020, in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions to the bank, broker or other nominee who holds your shares by the deadline specified by such bank, broker or nominee.

Voting in Person

All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend. If you later attend the Annual Meeting and vote in person, your previously submitted proxy or voting instructions will not be used.

How your Shares will be Voted

Your shares will be voted as you specify in your proxy or voting instructions. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by our Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 3 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2020). If your broker exercises its discretion to vote on Proposal No. 3 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

Effect of Abstentions and Broker Non-Votes

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast for purposes of determining the outcome of any proposal.

Broker non-votes on Proposal No. 1 (election of directors) and Proposal No. 2 (approval of 2019 executive compensation) will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast for purposes of determining the outcome of such proposals.

Revoking or Changing your Vote

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail by the applicable deadline provided under "Voting Via the Internet, Telephone or Mail," or by voting in person at the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to your bank, broker or nominee by the specified deadline or by attending the Annual Meeting and voting in person. You must obtain a "legal proxy" from your bank, broker or other nominee to give you the right to vote your street name shares at the Annual Meeting. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

Additional Annual Meeting Information

Delivery of Proxy Materials

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of Healthpeak stockholders by notifying Broadridge toll-free at 1–866–540–7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY, 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at www.proxyvote.com. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

Financial Statements

Our Annual Report containing audited consolidated financial statements accompanies this proxy statement. Upon the written request of any person solicited hereby, we will provide a copy of our Annual Report to such person, without charge. Requests should be directed to our Corporate Secretary at Healthpeak Properties, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

Inspector of Elections

Votes cast by proxy or in person at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., the appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots and certify the voting results.

Proxy Solicitation

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of Healthpeak, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson, Inc. to assist in the solicitation of proxies for a fee of $9,000 plus reasonable out-of-pocket expenses. We may engage Georgeson for additional solicitation work and incur fees greater than $9,000, depending on a variety of factors, including preliminary voting results.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Other Matters

2021 Stockholder Proposals and Director Nominations

We expect to hold our 2021 annual meeting of stockholders on or about April 22, 2021.

Proposals to be Included in 2020 Proxy Materials

Any stockholder that desires to have a proposal considered for presentation at the 2021 annual meeting of stockholders, and included in Healthpeak's proxy materials used in connection with our 2021 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 12, 2020. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act to be included.

Proxy Access Nominations

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate candidates for election to our Board for inclusion in our proxy materials for our 2021 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 13, 2020, nor later than November 12, 2020. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

Nominations or Proposals Not Included in 2021 Proxy Materials

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2021 annual meeting but not have it included in our proxy materials for the 2021 annual meeting, we must receive notice of the proposal or director nomination no earlier than January 23, 2021, and no later than February 22, 2021. If we change the date of our 2021 annual meeting to a date that is before March 24, 2021, or after June 22, 2021, however, notice of any proposal or director nomination must instead be delivered not earlier than the ninetieth (90th) day and not later than the close of business on the later of the sixtieth (60th) day prior to our 2021 annual meeting, or the tenth (10th) day following the day on which we publicly announce the date of our 2021 annual meeting. If the notice is not received between these dates or does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2021 annual meeting.

Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, Healthpeak Properties, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

Stockholder Recommendations

Stockholders may also recommend director candidates for our Board's consideration. The Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of the Governance Committee, c/o Healthpeak Properties, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to our Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting.

Forward-Looking Statements

Statements in this proxy statement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, statements regarding our business plans and strategies, our ESG initiatives, the projected outcome of our compensation plans, performance and growth projections, our ability to generate long-term stockholder value and returns, and future dividend payments. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, our expectations or forecasts may not be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this proxy statement, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the financial condition of our existing and future tenants, operators and borrowers, and their legal and regulatory proceedings; the ability of our existing and future tenants, operators and borrowers to generate sufficient income to make rent and loan payments to us and our ability to recover any investments made in their operations; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment; the potential impact of uninsured or underinsured losses; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to leases and mortgages; our or our counterparties' ability to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters; changes in federal, state or local laws and regulations, including those affecting the healthcare industry; our ability to foreclose on collateral securing our real estate-related loans; the availability and cost of capital; changes in global, national and local economic and other conditions; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Vote

We urge you to submit your proxy or voting instructions as soon as possible, whether or not you expect to attend the Annual Meeting and vote in person. If you attend the Annual Meeting and vote in person, your proxy will not be used.

By Order of the Board of Directors,

TROY E. MCHENRY
Executive Vice President, Chief Legal Officer,
General Counsel and Corporate Secretary

Irvine, California
March 12, 2020

Appendix A

Reconciliations and Definitions

RECONCILIATIONS:

Q4-2019 PORTFOLIO INCOME

	SENIOR HOUSING	LIFE SCIENCE	MEDICAL OFFICE	OTHER	TOTAL
Portfolio Income[1]	$84,463,710	$84,713,592	$91,531,246	$36,560,330	$297,268,878
Senior housing asset sales and transitions[2]	(2,666,925)	—	—	—	(2,666,925)
Reclassification of CCRCs from Other to Senior Housing	13,340,390	—	—	(13,340,390)	—
Other pro-forma adjustments[3]	2,103,162	6,041,165	(6,421,256)	(6,670,485)	(4,947,415)
Pro-forma Portfolio Income	**$97,240,337**	**$90,754,757**	**$85,109,990**	**$16,549,455**	**$289,654,538**

[1] Portfolio Income is presented by business line. Senior Housing includes triple-net Portfolio Income of approximately $40 million and SHOP Portfolio Income of approximately $45 million.

[2] Includes pro-forma adjustments to reflect asset sales and asset transitions from senior housing triple-net to SHOP in connection with the Brookdale Transaction, the Senior Housing Joint Venture, and certain other previously announced sales and transitions.

[3] Pro-forma to reflect the sale of our U.K. holdings, the pending acquisition of The Post, and certain other previously announced sales. Pro-forma Portfolio Income is further adjusted to reflect acquisitions, dispositions and operator transitions as if they occurred on the first day of the quarter and is presented at our share.

NET INCOME TO ADJUSTED EBITDAre

	TWELVE MONTHS ENDED DECEMBER 31, 2019 ($)
Net income (loss)	**60,061**
Interest expense	225,619
Income tax expense (benefit)	(17,262)
Depreciation and amortization	659,989
Other depreciation and amortization	9,158
Loss (gain) on sales of real estate	(22,900)
Loss (gain) upon change of control	(168,023)
Impairments (recoveries) of depreciable real estate	215,790
Share of unconsolidated JV:	
Interest expense	14,825
Income tax expense (benefit)	674
Depreciation and amortization	60,303
Impairments (recoveries) of depreciable real estate	5,527
Gain on sale of real estate from unconsolidated JVs	(2,118)
Other JV adjustments	(2,010)
EBITDAre	**1,039,633**
Transaction-related items	15,347
Other impairments (recoveries) and losses (gains)	10,147
Severance and related charges	5,063
Loss on debt extinguishments	58,364
Litigation costs (recoveries)	(520)
Casualty-related charges (recoveries)	(3,706)
Amortization of deferred compensation	14,790
Foreign currency remeasurement losses (gains)	(250)
CCRC entrance fees[1]	18,856
Adjusted EBITDAre	**1,157,724**

NET DEBT TO ADJUSTED EBITDAre

	TWELVE MONTHS ENDED DECEMBER 31, 2019 ($)
Net Debt	6,556,911
Adjusted EBITDAre	1,157,724
Net Debt to Adjusted EBITDAre	5.66x

DEFINITIONS:

2019 Brookdale Transaction represents a series of transactions between Brookdale and Healthpeak, including, but not limited to: (i) Healthpeak's acquisitions of Brookdale's interest in 13 CCRCs which were transitioned to LCS, (ii) Brookdale's acquisition of 18 triple-net properties from Healthpeak, and (iii) restructuring the remaining 24 triple-net properties operated by Brookdale into a single master lease.

Senior Housing Joint Venture represents the $790 million joint venture with a sovereign wealth fund in which Healthpeak sold a 46.5% interest in a 19-property senior housing operating portfolio managed by Brookdale to a sovereign wealth fund.

EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), and is adjusted to include our share of CCRC non-refundable entrance fees received. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability service our debt obligations. Net income (loss) is the most directly comparable GAAP measure to EBITDAre and Adjusted EBITDAre.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

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Corporate HQ, Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614
(949) 407 – 0700

San Francisco, CA

950 Tower Lane, Suite 1650
Foster City, CA 94404

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067



Healthpeak
PROPERTIES

www.healthpeak.com